MANUALLY EXECUTED COPY

RECD S.E.C.

SEP 1 1 2002

1086

02057561

PE 9-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2002

Unibanco Holdings S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

PROCESSED
SEP 1 2 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

21160724v30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2002

UNIBANCO HOLDINGS S.A.

By:____________________________________
Name: Israel Vainboim
Title: Director

By:____________________________________
Name: Mauro Agonilha
Title: Director

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended June 30, 2002

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002

INDEX

Financial Statements

7001 Management Report
7002 Balance Sheet
7003 Statement of Income
7004 Statement of Changes in Stockholders' Equity
7005 Statement of Changes in Financial Position
7006 Consolidated Balance Sheet
7007 Consolidated Statement of Income
7008 Consolidated Statement of Changes in Stockholders' Equity
7009 Consolidated Statement of Changes in Financial Position
7010 Financial Group Balance Sheet
7011 Financial Group Statement of Income
7012 Financial Group Statement of Changes in Financial Position
7013 Financial Economic Group - CONEF

Notes to the Financial Statements and Other Information

7014 Notes to the Financial Statements

Investments in Subsidiaries and Associated Companies

7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

7016 Marketable Securities by Type and Maturity
7017 Marketable Securities by Balance Sheet Account and Maturity
7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
7019 Maturity of Lending Operations Portfolio
7020 Flow of Lending Operations Portfolio
7021 Geographical Distribution of Lending Operations Portfolio and Deposits
7022 Risk Level of Lending Operations Portfolio
7023 Lending Operations Portfolio by Index
7024 Credit Assignment
7025 Lending Operations Portfolio by Amount and Risk Level
7026 Fixed Assets
7027 Funding by Maturity

Risk Management

7028 Operational Limits

Complemental Statistical Information

7029 Branches Financial Information
7030 Taxes and Charges
7031 Correspondent Banks Transactions
7032 Changes on client demand accounts by check and electronic transactions

Independent Auditors' Special Review Report

7033 Independent Auditors' Special Review Report

Other Information needed to Supervision of Activities

7034 Provisions
7035 Capital
7036 Cash Dividends Paid
7037 Changes on Capital in the Reference Period
7038 Commitments and Guarantees
7039 Assets and Liabilities Denominated in Foreign Currency
7040 Comments on Performance and Prospects

5

7001 - MANAGEMENT REPORT

Retail Bank

Unibanco's distribution network reached the end of June 2002 with 1,435 points of sale, as follows: 802 branches, 448 corporate-site branches, 77 in-store branches and 108 Fininvest stores.

In the semester, Unibanco acquired 456,000 new bank accounts through the ContAtiva Program. Thus, the goal up to June 2002 was surpassed by 24.2%. Launched in October 2000, this program seeks to gain 1.8 million new customers whose monthly income is higher than R$1,000 for the service network under the Unibanco brand until December 2003. The initial goal should be performed almost one year ahead of schedule. Adding to this achievement the current base of customers, savings account holders and retirees at the end of the semester, the bank totals 5.5 million customers.

Thus, the Retail Bank ended the first semester of 2002 with a total of 12.8 million clients, including account holders, savings account holders, retirees, clients from Fininvest and from the other consumer finance companies. Retail loan portfolio ended the semester with R$10.7 billion. Retail bank's demand deposits and savings accounts, of R$6 billion.

An innovative strategy for expanding funding was implemented, the **Investment Gallery**, a concept that combines, in a single structure, all the institution's investment products and services.

In the credit card segment, **Credibanco - Cartão Unibanco** produced a net income of R$53 million for the half year, being R$36 million from the credit card business and R$17 million from Credibanco's business, with annualized ROAE of 36.7%.

The growth in billings and average financed volume were due to the sector's good performance and to the bank's market share gains, which rose to 9.7%, up from 9.5%, according to data released by ABECS (the Brazilian Association of Credit Card and Service Companies).

Credicard and **Redecard**, affiliates also operating in the credit card segment, were ranked as the best company and the most profitable company, respectively, in EXAME magazine's 2001 issue of *Maiores e Melhores* (The Largest and Best Companies).

In the consumer finance segment, the partnerships and strategic alliances that Unibanco established last year generated good returns in the first six months of the year, with the companies adopting more prudent credit granting policies, due to the deterioration of the macroeconomic enviroment.

The main highlights are:

- **Fininvest** contributed R$27 million to Unibanco's bottom line in the semester, representing a 25.5% annualized ROAE. The company ended of the period with 1.2 billion in loans, 3.6 million active clients and 108 stores in the country's main markets.
- The **LuizaCred** consumer finance company, Fininvest subsidiary resulting from the Magazine Luiza partnership reached R$5.7 million in net income in 1S02 and annualized ROAE of 46.6% and R$156 million in loans. Magazine Luiza had 3.6 million clients, of which 941,000 are active.
- The **Investcred Unibanco bank,** joint venture with Globex - Ponto Frio, closed the semester with net income of R$8.2 million and annualized ROAE of 14.9%. The loan portfolio totaled R$575 million and the number of active customers reached 2.8 million.
- **Banco Dibens,** an association with the Verdi Group targeting the financing of vehicles, posted net income of R$18 million in the semester, with annualized ROAE of 22.9%. The bank ended the semester with a R$1.2 billion loan portfolio, and over 100,000 financing contracts.

Unibanco Capitalização's net income was R$22 million in the semester, presenting annualized ROAE of 16.7%. Gross revenues reached R$129 million in the semester.

Unibanco's marketing strategy was recognized through two **ADVB** (Brazilian Association of Marketing and Sales Executives) **Top of Marketing** awards, granted for the Unibanco.com and the new advertising campaign cases.

Wholesale Bank

The Wholesale Bank, which services 3,700 large and medium corporate clients, maintained leadership positions in the various markets it operates. Highlighted are:

6

Product	Ranking	Share %	Volume R$ million
Fixed Income Origination and Distribution	1st	20.0	1,000.0
BNDES Onlendings (Disbursements)	1st	10.7	561.5
BNDES-exim	1st	17.3	116.9

Sources: Anbid and BNDES

The Wholesale Bank reached the end of June 2002 with total loans of R$15.8 billion. The portfolio growth in the semester was mostly affected by the exchange rate fluctuation in the period. Loans in June 2001 consisted of 38.6% in foreign trade financing, 29.4% in BNDES (Brazilian Development Bank) onlendings and 32%in other loans.

In the semester, two important long-term operations were completed, strengthening Unibanco's balance sheet: in April 2002, the issuance of subordinated debt, amounting to US$200 million (R$578 million), with a 10-year-term, and in May 2002, the securitization of receivables amounting to US$400 million (R$1.1 billion), paying an investor rate of quarterly Libor plus 0.57%, with a 7-year-term.

Regarding Project Finance, two deals were concluded in the semester in the energy sector: one for the ETEP - Empresa Paraense de Transmissão de Energia S.A., a concessionaire for the implementation of a transmission line between Tucuruí and Vila do Conde substations in the state of Pará, and the other for the EATE – Empresa Amazonense de Transmissão de Energia S.A., which was completed employing BNDES funds totaling R$488.2 million for a 13-year term. In other sectors, Unibanco was also the Lead Manager of the syndicated loan, structured as project finance, employing BNDES funds totaling R$31.3 million for a 9-year term, for the expansion of the co-generation plant situated in the Equipav facilities, and as financial advisor in the financing operation for 400 grain-transporting railway cars for Ferronorte, amounting to R$62.4 million. 90% of this sum is financed by FINAME over a 5-year term.

Insurance and Private Pension Plans

The Insurance and Private Pensions Plans businesses posted a net income of R$129 million in the first half of the year. Annualized ROAE of 22.1%. Gross revenues reached R$1.2 billion, above the market growth up to June of 13.7%. According to June sector data released by the Insurance regulatory body (SUSEP) and by the National Association of Private Pension Funds (ANAPP), Unibanco's insurance companies ranked 4th, with 6.8% of market share in terms of insurance and private pension plans.

Technical reserves under management reached R$2.4 billion at the end of the period. The combined ratio of the insurance companies in the semester was 99.3%, vs. a projected market average of 104.5%. The company maintained its top ranking relative to its main competitors as regards this indicator. The same ratio, under a broader concept, which includes financial revenues from technical reserves, reached 82.3%.

As regards the sale of Corporate Plans, according to official statistics released by ANAPP concerning the first semester, Unibanco AIG Previdência headed the period's ranking in terms of sales, with a volume of R$179 million, 37% ahead of the runner-up. The company services approximately 502,000 individual customers and 770 corporate clients.

Wealth Management

The Wealth Management segment comprises the asset management and private banking business, thus benefiting from the synergies between the two areas.

Subsidiary Unibanco Asset Management – UAM ended June 2002 with R$20.1 billion in assets under management. In the first half of the year, the investment funds industry as a whole posted a volume reduction of approximately R$21 billion, which migrated to other types of investment as a result of the new mark-to-market rule for pricing the funds' portfolios. These changes had been originally scheduled to take place in September 2002, but Brazil's Central Bank anticipated their implementation to May 31, 2002. UAM had already adopted, since March of this year, the strategy of speeding up the process of marking its securities to market, and in spite of the industry losses, UAM maintained its 4.6% market share.

The Private Banking area, by the end of June 2002, reached R$8.6 billion in funds under management.

Technology and the Internet

The challenge for Information Technology is to implement projects designed to enhance the qualityof services provided to customers while also reducing costs. In line with this objective, Unibanco expanded in 20% its data processing infrastructure this semester, and also established a new communication structure for the operations desk, speeding up the servicing of customers in the foreign exchange market, retail banking and wholesale banking segments and resulting in high availability of servicing and improvement in the quality of the system.

The user base of Unibanco's Internet Banking continued to grow. It reached 774,000 users. The number of transactions, in turn, reached 31.2 million. Financial volume reached R$2.6 billion.

Unibanco implemented a new version of Internet Banking for corporations, making it easier for client companies to access products and services and offering new resources that allows for the gradual replacement of the old 30 Hours PC banking service. The new services enable the online connection of companies to products and services, such as receivables (collections, automatic control of checks), payables (suppliers and payroll), loans and financing, financial investments and insurance, reducing costs of customer service and integrating convenience to clients.

Brazilian Payments System (SPB)

Unibanco successfully began operating according to the New Brazilian Payments System (SPB – Sistema de Pagamentos Brasileiro) on April 22, 2002. One of the novelties that came along with the new SPB was the Available Electronic Transfer (Transferência Eletrônica Disponível - TED), a new electronic funds transfer mode. As a protective measure, the financial market agreed to initially increase the minimum amount of funds transfers in the new electronic mode to R$5 million (limit changed to R$1 million in May), thereby substantially reducing the number of operations when the new system was introduced. From July 29 this figure was reduced to R$5,000 making all the SPB functions fully available to customers. Unibanco monitored the subject from the very start and took active part in the discussions and work groups organized by the Central Bank and class entities concerning the restructuring of the SPB, including the development of the new clearings. Given the project's complexity, several areas were involved with total investment of R$18 million. Sales force employees were given specific training and lectures, besides institutional communication. As for customers, information was provided by means of account statements, explanatory booklets and dedicated publications, as well as through the bank's website and meetings with groups of corporate customers.

Risk Management

Market risks are assessed daily by an independent area, through collecting and mapping the positions of financial instruments (Commercial Bank and Trading portfolios) and by surveying market risk factors: interest rates, foreign exchange rates and the price of stocks and commodities, all of which are then processed according to the Value-at-Risk method.

Concerning Credit Risk Management, Unibanco develops portfolio management instruments capable of consolidating credit risks, capital requirements and the establishment of prudent limits, which provide management with greater assurance. Additionally, methodologies were included for the analysis of the rating models of the Wholesale Bank, and of the credit scoring of the Retail bank, checking adherence and simulating stress scenarios.

Meeting the international market's best practices requirements as well as domestic regulations of the Brazilian financial market, Unibanco implemented an Internal Controls System that is accessible to all the areas of the Conglomerate and available, since 2000, on the Intranet. This system provides a periodic evaluation whereby managers themselves, in conjunction with professionals from the risk area, identify their exposures and assess the effectiveness of the existing controls in their units.

Corporate Governance

Unibanco's senior administrative body is the Board of Directors, constituted by four members. Reporting to the Board are the executive directors, whose twenty members are elected annually by the Board. The Board of Directors establishes Unibanco's policies and strategies, which are then implemented by the executive directors. Along with the executive directors, other committees have been formed to integrate and oversee the Group's management structure. The main committees are: Policy and Strategy Committee (CPE) - formed by the four members of the Board of Directors, plus the Chief Financial Officer and the presidents of the Retail and Wholesale Banks – and Specific Committees such as Finance Committee, Audit Committee, Risk Committee, Ethics Committee, Money Laundering Prevention Committee, Retail and Wholesale Executive Committees, among others.

In July 2002, the Boards of Directors of Unibanco and of Unibanco Holdings formalized their Corporate Announcement Policy, as required by the new Brazilian Securities Commission (CVM) regulation ICVM 358/2002. The policy standardizes the internal procedures for releasing corporate announcement, making the Announcement Committee official. This committee is comprised of directors who are on the Boards of the two companies. The communication is centralized in the Investor Relations Directors, reiterating the relevance of their corporate role. For further details, the policy can be found in the Unibanco Investor Relations Site - www.unibanco.com, under Policies and Manuals.

Social Responsibility

All of Unibanco's activities geared toward adding value for the stockholder were carried out in the light of advanced concepts of social responsibility, with efforts concentrated in the fields of culture, education, healthcare, environment and volunteer work. The recognition of these efforts is found in some of the awards received in 2002: the **Social Responsibility Marketing Best** and the **SuperAção Social** (Social Surpassing) award.

In the first half of the year, Unibanco Ecologia opened five new environmental centers: Vitória, Recife, Florianópolis, Goiânia and Brasília. Non-for-profit entities from these cities also benefted from the donation of funds.

Unibanco made contributions during this semester to charitable institutions and entities in the fields of healthcare and education, including the Akatu Institute, the Abrinq Foundation (children), Santa Casa de Misericórdia (hospital), APAE -Poços de Caldas (disabled individuals), and the Association of the Friends of Muscular Dystrophy Sufferers (Ribeirão Preto/SP). In the cultural field, Unibanco, by means of Moreira Salles Institute and Unibanco Cinema Spaces, sponsored several events, of which the following stand out: Pierre Verger Foundation, and the movie films *"O Príncipe"* (The Prince) and "Netto perde sua alma" (Netto losts his soul)".

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

7002 - BALANCE SHEET

CODE	DESCRIPTION	June 30, 2002
10.0.0.00.00.00	**TOTAL ASSETS**	**55,764,898.02**
10.1.0.00.00.00	**CURRENT ASSETS**	**34,102,168.09**
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,031,383.82
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	7,324,796.46
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	1,308,591.86
10.1.2.22.00.00	Interbank Deposits	6,016,204.60
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	6,485,216.64
10.1.3.10.00.00	Own Portfolio	1,527,190.45
10.1.3.20.00.00	Subject to Repurchase Commitments	3,699,274.51
10.1.3.70.00.00	Linked to Brazilian Central Bank	587,318.18
10.1.3.40.00.00	Linked to Guarantees Rendered	570,146.00
10.1.3.85.00.00	Derivative Financial Instruments	101,287.50
10.1.4.00.00.00	INTERBANK ACCOUNTS	2,580,580.32
10.1.4.10.00.00	Payments and Receipts Pending Settlement	1,211,581.40
10.1.4.20.00.00	Compulsory Deposits	1,325,986.06
10.1.4.20.10.00	Brazilian Central Bank	1,321,925.06
10.1.4.20.40.00	National Housing System - SFH	4,061.00
10.1.4.70.00.00	Interbank Onlendings	43,012.86
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	4,547.32
10.1.5.10.00.00	Third-party Funds in Transit	2,706.61
10.1.5.20.00.00	Internal Transfers of Funds	1,840.71
10.1.6.00.00.00	LENDING OPERATIONS	12,008,593.65
10.1.6.10.00.00	Lending Operations	12,825,552.26
10.1.6.10.10.00	Public Sector	30,622.19
10.1.6.10.20.00	Private Sector	12,794,930.07
10.1.6.90.00.00	Allowance for Lending Losses	(816,958.61)
10.1.7.00.00.00	LEASING OPERATIONS	101.34
10.1.7.10.00.00	Leasing Operations	101.85
10.1.7.10.20.00	Private Sector	101.85
10.1.7.90.00.00	Allowance for Leasing Losses	(0.51)
10.1.8.00.00.00	OTHER CREDITS	4,553,245.34
10.1.8.20.00.00	Foreign Exchange Portfolio	3,710,428.48
10.1.8.30.00.00	Income Receivable	311,989.05
10.1.8.40.00.00	Negotiation and Intermediation of Securities	73,209.60
10.1.8.70.00.00	Sundry	482,453.50
10.1.8.90.00.00	Allowance for Other Credits Losses	(24,835.29)
10.1.9.00.00.00	OTHER ASSETS	113,703.20
10.1.9.40.00.00	Other Assets	69,389.21
10.1.9.70.00.00	Allowance for Other Assets Losses	(32,240.64)
10.1.9.90.00.00	Prepaid Expenses	76,554.63

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	June 30, 2002
10.2.0.00.00.00	**LONG-TERM ASSETS**	**15,677,946.26**
10.2.2.00.00.00	INTERBANK INVESTMENTS	64,739.95
10.2.2.22.00.00	Interbank Deposits	64,739.95
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	7,190,402.59
10.2.3.10.00.00	Own Portfolio	2,906,811.33
10.2.3.20.00.00	Subject to Repurchase Commitments	2,297,972.41
10.2.3.70.00.00	Linked to Brazilian Central Bank	1,500,606.14
10.2.3.80.00.00	Certificates of Privatization	64.48
10.2.3.40.00.00	Linked to Guarantees Rendered	330,552.72
10.2.3.85.00.00	Derivative Financial Instruments	154,395.51
10.2.4.00.00.00	INTERBANK ACCOUNTS	248,599.22
10.2.4.20.00.00	Compulsory Deposits	57,604.09
10.2.4.20.40.00	National Housing System - SFH	57,604.09
10.2.4.70.00.00	Interbank Onlendings	190,995.13
10.2.6.00.00.00	LENDING OPERATIONS	6,173,335.58
10.2.6.10.00.00	Lending Operations	6,389,503.01
10.2.6.10.10.00	Public Sector	273,272.16
10.2.6.10.20.00	Private Sector	6,116,230.85
10.2.6.90.00.00	Allowance for Lending Losses	(216,167.43)
10.2.8.00.00.00	OTHER CREDITS	1,978,083.62
10.2.8.10.00.00	Receivables on Guarantees Honored	2,017.06
10.2.8.20.00.00	Foreign Exchange Portfolio	2,461.85
10.2.8.30.00.00	Income Receivable	3,190.38
10.2.8.70.00.00	Sundry	1,971,999.21
10.2.8.90.00.00	Allowance for Other Credits Losses	(1,584.88)
10.2.9.00.00.00	OTHER ASSETS	22,785.30
10.2.9.90.00.00	Prepaid Expenses	22,785.30
10.3.0.00.00.00	**PERMANENT ASSETS**	**5,984,783.67**
10.3.1.00.00.00	INVESTMENTS	5,128,839.43
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	5,086,206.15
10.3.1.20.10.00	Local	3,824,752.44
10.3.1.20.20.00	Foreign	1,261,453.71
10.3.1.50.00.00	Other Investments	52,564.93
10.3.1.90.00.00	Allowance for Losses	(9,931.65)
10.3.2.00.00.00	FIXED ASSETS	448,182.62
10.3.2.30.00.00	Land and buildings in use	166,297.92
10.3.2.40.00.00	Other Fixed Assets	682,679.52
10.3.2.90.00.00	Accumulated Depreciation	(400,794.82)
10.3.4.00.00.00	DEFERRED CHARGES	407,761.62
10.3.4.10.00.00	Organization and Expansion Costs	810,923.06
10.3.4.90.00.00	Accumulated Amortization	(403,161.44)

11

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	June 30, 2002
40.0.0.00.00.00	**TOTAL LIABILITIES**	**55,764,898.02**
40.1.0.00.00.00	**CURRENT LIABILITIES**	**33,655,830.93**
40.1.1.00.00.00	DEPOSITS	12,783,910.59
40.1.1.10.00.00	Demand Deposits	2,035,139.13
40.1.1.20.00.00	Savings Deposits	4,780,898.38
40.1.1.30.00.00	Interbank Deposits	995,948.08
40.1.1.40.00.00	Time Deposits	4,971,925.00
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,311,355.21
40.1.2.10.00.00	Own Portfolio	5,513,230.49
40.1.2.20.00.00	Third Parties Portfolio	798,124.72
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	3,107,802.53
40.1.3.30.00.00	Mortgage Notes	437,228.16
40.1.3.50.00.00	Securities Abroad	2,670,574.37
40.1.4.00.00.00	INTERBANK ACCOUNTS	1,170,214.58
40.1.4.10.00.00	Receipts and Payments Pending Settlement	1,130,588.01
40.1.4.40.00.00	Correspondent Banks	39,626.57
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	361,241.17
40.1.5.10.00.00	Third-Party Funds in Transit	353,282.94
40.1.5.20.00.00	Internal Transfers of Funds	7,958.23
40.1.6.00.00.00	BORROWINGS	4,935,270.68
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	450.61
40.1.6.30.00.00	Foreign Borrowings	4,934,820.07
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,269,015.43
40.1.7.10.00.00	National Treasury	1,033.87
40.1.7.30.00.00	BNDES (National Economic Development Bank)	528,412.76
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	739,568.80
40.1.9.00.00.00	OTHER LIABILIATIES	3,717,020.74
40.1.9.10.00.00	Collection of Taxes and Social Contributions	190,770.29
40.1.9.20.00.00	Foreign Exchange Portfolio	1,968,879.73
40.1.9.30.00.00	Social and Statutory	231,022.05
40.1.9.40.00.00	Taxes and Social Security	130,958.39
40.1.9.50.00.00	Negotiation and Intermediation of Securities	2,010.17
40.1.9.85.00.00	Subordinated Debit	9,036.90
40.1.9.87.00.00	Derivative Financial Instruments	219,347.12
40.1.9.90.00.00	Sundry	964,996.09

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	June 30, 2002
40.2.0.00.00.00	**LONG-TERM LIABILITIES**	**15,805,722.64**
40.2.1.00.00.00	DEPOSITS	7,874,822.79
40.2.1.30.00.00	Interbank Deposits	8.22
40.2.1.40.00.00	Time Deposits	7,874,814.57
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,127,782.75
40.2.3.30.00.00	Mortgage Notes	3,878.44
40.2.3.50.00.00	Securities Abroad	1,123,904.31
40.2.6.00.00.00	BORROWINGS	941,260.24
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	1,034.81
40.2.6.30.00.00	Foreign Borrowings	940,225.43
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,238,013.48
40.2.7.10.00.00	National Treasury	73,835.72
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,205,657.08
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	958,520.68
40.2.9.00.00.00	OTHER LIABILIATIES	2,623,843.38
40.2.9.20.00.00	Foreign Exchange Portfolio	2,319.48
40.2.9.40.00.00	Taxes and Social Security	366,477.33
40.2.9.85.00.00	Subordinated Debit	568,880.00
40.2.9.87.00.00	Derivative Financial Instruments	64,276.69
40.2.9.90.00.00	Sundry	1,621,889.88
40.5.0.00.00.00	**DEFERRED INCOME**	**41,465.90**
40.5.1.00.00.00	Deferred Income	41,465.90
40.6.0.00.00.00	**STOCKHOLDERS' EQUITY**	**6,261,878.55**
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,601,803.34
40.6.1.20.00.00	Foreign Residents	1,088,798.47
40.6.4.00.00.00	Capital Reserves	157,895.07
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	3,896.12
40.6.6.00.00.00	Revenue Reserves	2,707,592.70
40.6.7.00.00.00	Unrealized gains and losses - Marketable Securities and Derivative Financial Instruments	(209,159.08)
40.6.9.00.00.00	Treasury Stocks	(88,948.07)

13

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

7003 - STATEMENT OF INCOME

CODE	DESCRIPTION	From April 1, 2002 to June 30, 2002	From January 1, 2002 to June 30, 2002
10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,524,574.95	4,330,442.00
10.1.1.10.10.11	Lending Operations	1,488,755.29	2,520,013.35
10.1.1.10.10.13	Leasing Operations	0.22	0.22
10.1.1.10.10.15	Marketable Securities	1,330,078.79	2,165,767.01
10.1.1.10.10.16	Derivative Financial Instruments	(340,165.22)	(449,130.22)
10.1.1.10.10.17	Foreign Exchange Transactions	29,556.20	62,093.30
10.1.1.10.10.19	Compulsory Deposits	16,349.67	31,698.34
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,231,616.08)	(3,473,354.46)
10.1.1.10.20.12	Deposits and Securities Sold	(1,638,845.15)	(2,571,348.08)
10.1.1.10.20.14	Borrowings and Onlendings	(260,441.97)	(401,352.19)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(332,328.96)	(500,654.19)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	292,958.87	857,087.54
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(78,882.63)	(358,828.06)
10.1.1.20.21.00	Services Rendered	313,746.45	599,774.72
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(280,238.67)	(555,857.85)
10.1.1.20.24.00	Other Administrative Expenses	(380,864.66)	(756,821.46)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(55,983.01)	(121,630.79)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	235,681.46	448,271.60
10.1.1.20.25.00	Other Operating Income	194,263.89	260,423.63
10.1.1.20.32.00	Other Operating Expenses	(105,488.09)	(232,987.91)
10.1.1.00.00.00	OPERATING INCOME	214,076.24	498,259.48
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(5,106.13)	(12,759.08)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	208,970.11	485,500.40
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	75,212.56	61,891.33
10.3.0.00.00.00	PROFIT SHARING	(31,078.84)	(72,211.49)
10.0.0.00.00.00	NET INCOME	253,103.83	475,180.24
30.0.0.00.00.00	NET INCOME PER SHARE	0.000001826847013	0.000003429745026

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES LEGAL	REVENUE RESERVES STATUTORY	UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
00.0.1.01.00.00	AT MARCH 31, 2002	3,690,601.81	157,740.69	5,132.91	223,813.83	2,081,881.08	-	231,245.35	(88,948.07)	6,301,467.60
00.0.1.02.00.00	PRIOR YEARS ADJUSTMENTS	-	-	-	-	-	-	77,418.82	-	77,418.82
00.0.1.06.00.00	OTHER EVENTS:									
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES	-	154.38	-	-	-	-	-	-	154.38
00.0.1.13.00.00	REVERSION / REALIZATION OF REVALUATION RESERVE	-	-	(1,236.79)	-	-	-	-	-	(1,236.79)
00.0.1.17.00.00	OTHER	-	-	-	-	-	-	141.53	-	141.53
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	253,103.83	-	253,103.83
00.0.1.19.00.00	DESTINATION:									
00.0.1.20.00.00	RESERVES	-	-	-	23,759.01	378,138.78	-	(401,897.79)	-	-
00.0.1.21.00.00	DIVIDENDS	-	-	-	-	-	-	(160,011.74)	-	(160,011.74)
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	(209,159.08)	-	-	(209,159.08)
00.0.1.00.00.00	AT JUNE 30, 2002	3,690,601.81	157,895.07	3,896.12	247,572.84	2,460,019.86	(209,159.08)	-	(88,948.07)	6,261,878.55
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	154.38	(1,236.79)	23,759.01	378,138.78	(209,159.08)	(231,245.35)	-	(39,589.05)

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From April 1, 2002 to June 30, 2002
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	7,724,107.52
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	30,649.37
10.3.0.00.00.00	STOCKHOLDERS' RESOURCES	(131,598.73)
10.3.3.00.00.00	Other	(131,598.73)
10.5.0.00.00.00	THIRD PARTY FUNDS	7,825,056.88
10.5.1.00.00.00	Increase in Liabilities	6,860,260.96
10.5.1.01.00.00	Deposits	2,852,155.28
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	84,325.71
10.5.1.08.00.00	Borrowings and Onlendings in Brazil-Governmental Agencies	1,534,001.59
10.5.1.09.00.00	Other Liabilities	2,389,778.38
10.5.2.00.00.00	Decrease in Assets	872,027.52
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	722,889.89
10.5.2.03.00.00	Interbank and Interdepartmental Accounts	149,136.17
10.5.2.05.00.00	Leasing Operations	1.46
10.5.3.00.00.00	Sale of Assets and Investments	60,422.40
10.5.3.01.00.00	Investments in Subsidiary Companies	18,217.00
10.5.3.02.00.00	Foreclosed Assets	40,775.00
10.5.3.03.00.00	Fixed Assets	1,430.40
10.5.4.00.00.00	Dividends and Interest on Own Capital Received from Subsidiary Companies	32,346.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	7,471,121.68
20.1.0.00.00.00	LOSSES FOR THE PERIOD	136,474.81
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	160,011.74
20.4.0.00.00.00	INVESTMENTS IN	59,208.76
20.4.1.00.00.00	Subsidiary and Associated Companies	7,760.00
20.4.2.00.00.00	Foreclosed Assets	12,430.77
20.4.3.00.00.00	Fixed Assets	21,649.35
20.4.5.00.00.00	Investments	17,368.64
20.5.0.00.00.00	DEFERRED CHARGES	32,696.79
20.6.0.00.00.00	INCREASE IN ASSETS	4,498,109.58
20.6.3.00.00.00	Interbank investments	2,662,439.57
20.6.6.00.00.00	Lending operations	1,222,144.02
20.6.6.00.00.00	Other credits	577,635.86
20.6.7.00.00.00	Other assets	35,890.13
20.7.0.00.00.00	DECREASE IN LIABILITIES	2,584,620.00
20.7.2.00.00.00	Securities Sold under Repurchase Agreements	2,581,051.36
20.7.5.00.00.00	Mortgage Notes	3,568.64
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	252,985.84
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE BEGINNING OF THE PERIOD	778,397.98
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,031,383.82
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	252,985.84

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	June 30, 2002
10.0.0.00.00.00	**TOTAL ASSETS**	**63,342,412.79**
10.1.0.00.00.00	**CURRENT ASSETS**	**40,129,210.16**
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,218,841.44
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	4,481,681.45
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	1,313,294.70
10.1.2.22.00.00	Interbank Deposits	3,168,131.90
10.1.2.26.00.00	Savings Deposits	254.85
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	9,834,194.50
10.1.3.10.00.00	Own Portfolio	4,364,823.13
10.1.3.20.00.00	Subject to Repurchase Commitments	4,054,482.51
10.1.3.70.00.00	Linked to Brazilian Central Bank	648,467.06
10.1.3.40.00.00	Linked to Guarantees Rendered	620,457.03
10.1.3.85.00.00	Derivative Financial Instruments	145,964.77
10.1.4.00.00.00	INTERBANK ACCOUNTS	2,689,960.13
10.1.4.10.00.00	Payments and Receipts Pending Settlement	1,244,917.18
10.1.4.20.00.00	Compulsory Deposits	1,393,247.50
10.1.4.20.10.00	Brazilian Central Bank	1,389,186.50
10.1.4.20.40.00	National Housing System - SFH	4,061.00
10.1.4.70.00.00	Interbank Onlendings	43,012.86
10.1.4.80.00.00	Correspondent Banks	8,782.59
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	4,733.37
10.1.5.10.00.00	Third-party Funds in Transit	2,891.24
10.1.5.20.00.00	Internal Transfers of Funds	1,842.13
10.1.6.00.00.00	LENDING OPERATIONS	15,547,775.66
10.1.6.10.00.00	Lending Operations	16,889,526.46
10.1.6.10.10.00	Public Sector	30,622.19
10.1.6.10.20.00	Private Sector	16,858,904.27
10.1.6.90.00.00	Allowance for Lending Losses	(1,341,750.80)
10.1.7.00.00.00	LEASING OPERATIONS	364,857.39
10.1.7.10.00.00	Leasing Operations	722,907.18
10.1.7.10.20.00	Private Sector	722,907.18
10.1.7.80.00.00	Unearned Leasing Income	(332,534.52)
10.1.7.90.00.00	Allowance for Leasing Losses	(25,515.27)
10.1.8.00.00.00	OTHER CREDITS	5,689,333.72
10.1.8.20.00.00	Foreign Exchange Portfolio	3,718,959.28
10.1.8.30.00.00	Income Receivable	137,727.05
10.1.8.40.00.00	Negotiation and Intermediation of Securities	382,436.64
10.1.8.70.00.00	Sundry	1,485,652.37
10.1.8.90.00.00	Allowance for Other Credits Losses	(35,441.62)
10.1.9.00.00.00	OTHER ASSETS	297,832.50
10.1.9.40.00.00	Other Assets	176,222.16
10.1.9.70.00.00	Allowance for Other Assets Losses	(63,154.87)
10.1.9.90.00.00	Prepaid Expenses	184,765.21

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	June 30, 2002
10.2.0.00.00.00	**LONG-TERM ASSETS**	**19,690,935.68**
10.2.2.00.00.00	INTERBANK INVESTMENTS	19,229.55
10.2.2.22.00.00	Interbank Deposits	19,229.55
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	9,258,037.31
10.2.3.10.00.00	Own Portfolio	4,098,874.42
10.2.3.20.00.00	Subject to Repurchase Commitments	2,557,753.55
10.2.3.70.00.00	Linked to Brazilian Central Bank	1,692,999.38
10.2.3.80.00.00	Certificates of Privatization	79.05
10.2.3.40.00.00	Linked to Guarantees Rendered	741,783.75
10.2.3.85.00.00	Derivative Financial Instruments	166,547.16
10.2.4.00.00.00	INTERBANK ACCOUNTS	57,604.09
10.2.4.20.00.00	Compulsory Deposits	57,604.09
10.2.4.20.40.00	National Housing System - SFH	57,604.09
10.2.6.00.00.00	LENDING OPERATIONS	6,587,701.98
10.2.6.10.00.00	Lending Operations	6,822,725.50
10.2.6.10.10.00	Public Sector	273,272.16
10.2.6.10.20.00	Private Sector	6,549,453.34
10.2.6.90.00.00	Allowance for Lending Losses	(235,023.52)
10.2.7.00.00.00	LEASING OPERATIONS	244,408.86
10.2.7.10.00.00	Leasing Operations	571,185.84
10.2.7.10.20.00	Private Sector	571,185.84
10.2.7.80.00.00	Unearned Leasing Income	(304,609.26)
10.2.7.90.00.00	Allowance for Leasing Losses	(22,167.72)
10.2.8.00.00.00	OTHER CREDITS	3,475,740.76
10.2.8.10.00.00	Receivables on Guarantees Honored	2,017.06
10.2.8.20.00.00	Foreign Exchange Portfolio	2,461.85
10.2.8.30.00.00	Income Receivable	4,096.61
10.2.8.40.00.00	Negotiation and Intermediation of Securities	381.21
10.2.8.70.00.00	Sundry	3,476,250.12
10.2.8.90.00.00	Allowance for Other Credits Losses	(9,466.09)
10.2.9.00.00.00	OTHER ASSETS	48,213.13
10.2.9.90.00.00	Prepaid Expenses	48,213.13
10.3.0.00.00.00	**PERMANENT ASSETS**	**3,522,266.95**
10.3.1.00.00.00	INVESTMENTS	1,712,890.41
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,557,514.54
10.3.1.20.10.00	Local	1,540,934.54
10.3.1.20.20.00	Foreign	16,580.00
10.3.1.50.00.00	Other Investments	206,566.68
10.3.1.90.00.00	Allowance for Losses	(51,190.81)
10.3.2.00.00.00	FIXED ASSETS	1,161,967.44
10.3.2.30.00.00	Land and buildings in use	814,160.69
10.3.2.40.00.00	Other Fixed Assets	1,098,606.49
10.3.2.90.00.00	Accumulated Depreciation	(750,799.74)
10.3.4.00.00.00	DEFERRED CHARGES	647,409.10
10.3.4.10.00.00	Organization and Expansion Costs	1,211,208.21
10.3.4.90.00.00	Accumulated Amortization	(563,799.11)

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	June 30, 2002
40.0.0.00.00.00	**TOTAL LIABILITIES**	**63,342,412.80**
40.1.0.00.00.00	**CURRENT LIABILITIES**	**38,403,580.32**
40.1.1.00.00.00	DEPOSITS	14,239,637.10
40.1.1.10.00.00	Demand Deposits	2,714,258.82
40.1.1.20.00.00	Savings Deposits	4,950,363.76
40.1.1.30.00.00	Interbank Deposits	54,392.61
40.1.1.40.00.00	Time Deposits	6,520,621.91
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,833,070.47
40.1.2.10.00.00	Own Portfolio	6,061,855.70
40.1.2.20.00.00	Third Parties Portfolio	771,214.77
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,676,995.47
40.1.3.30.00.00	Mortgage Notes	445,177.11
40.1.3.50.00.00	Securities Abroad	2,231,818.36
40.1.4.00.00.00	INTERBANK ACCOUNTS	1,254,080.25
40.1.4.10.00.00	Receipts and Payments Pending Settlement	1,171,427.02
40.1.4.30.00.00	Interbank Onlendings	57,645.44
40.1.4.40.00.00	Correspondent Banks	25,007.79
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	361,978.54
40.1.5.10.00.00	Third-Party Funds in Transit	353,693.31
40.1.5.20.00.00	Internal Transfers of Funds	8,285.23
40.1.6.00.00.00	BORROWINGS	5,083,961.33
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	450.61
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	207,109.21
40.1.6.30.00.00	Foreign Borrowings	4,876,401.51
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,366,247.80
40.1.7.10.00.00	National Treasury	1,033.87
40.1.7.30.00.00	BNDES (National Economic Development Bank)	528,412.76
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	836,801.17
40.1.9.00.00.00	OTHER LIABILIATIES	6,587,609.36
40.1.9.10.00.00	Collection of Taxes and Social Contributions	191,982.50
40.1.9.20.00.00	Foreign Exchange Portfolio	1,984,852.83
40.1.9.30.00.00	Social and Statutory	303,456.78
40.1.9.40.00.00	Taxes and Social Security	376,894.99
40.1.9.50.00.00	Negotiation and Intermediation of Securities	356,635.71
40.1.9.85.00.00	Subordinated Debt	9,033.67
40.1.9.87.00.00	Derivative Financial Instruments	222,048.42
40.1.9.90.00.00	Sundry	3,142,704.46

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	June 30, 2002
40.2.0.00.00.00	**LONG-TERM LIABILITIES**	**17,890,532.34**
40.2.1.00.00.00	DEPOSITS	7,162,846.09
40.2.1.30.00.00	Interbank Deposits	6,938.10
40.2.1.40.00.00	Time Deposits	7,155,907.99
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,282,583.29
40.2.3.30.00.00	Mortgage Notes	10,491.53
40.2.3.50.00.00	Securities Abroad	1,272,091.76
40.2.6.00.00.00	BORROWINGS	945,973.59
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	1,034.81
40.2.6.30.00.00	Foreign Borrowings	944,938.78
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,362,822.22
40.2.7.10.00.00	National Treasury	73,835.72
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,205,657.08
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,083,329.42
40.2.9.00.00.00	OTHER LIABILIATIES	5,136,307.15
40.2.9.20.00.00	Foreign Exchange Portfolio	2,319.48
40.2.9.40.00.00	Taxes and Social Security	919,232.63
40.2.9.85.00.00	Subordinated Debt	568,698.67
40.2.9.87.00.00	Derivative Financial Instruments	23,314.29
40.2.9.90.00.00	Sundry	3,622,742.08
40.5.0.00.00.00	**DEFERRED INCOME**	**97,240.53**
40.5.1.00.00.00	Deferred Income	97,240.53
40.9.0.00.00.00	**MINORITY INTEREST**	**689,181.06**
40.6.0.00.00.00	**STOCKHOLDERS' EQUITY**	**6,261,878.55**
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,601,803.34
40.6.1.20.00.00	Foreign Residents	1,088,798.47
40.6.4.00.00.00	Capital Reserves	157,895.07
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	3,896.12
40.6.6.00.00.00	Revenue Reserves	2,707,592.70
40.6.8.00.00.00	Unrealized Gains and Losses - Marketable Securities and Derivative Financial Instruments	(209,159.08)
40.6.9.00.00.00	Treasury Stocks	(88,948.07)

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

7007 - CONSOLIDATED STATEMENT OF INCOME

CODE	DESCRIPTION	From April 1, 2002 to June 30, 2002	From January 1, 2002 to June 30, 2002
10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,770,184.45	6,356,327.50
10.1.1.10.10.11	Lending Operations	2,087,482.20	3,772,199.64
10.1.1.10.10.13	Leasing Operations	42,617.14	73,049.85
10.1.1.10.10.15	Marketable Securities	1,927,145.72	2,642,516.72
10.1.1.10.10.16	Derivative Financial Instruments	(346,389.87)	(242,307.82)
10.1.1.10.10.17	Foreign Exchange Transactions	33,920.70	67,861.73
10.1.1.10.10.19	Compulsory Deposits	25,408.56	43,007.38
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(3,036,111.78)	(4,576,399.63)
10.1.1.10.20.12	Deposits and Securities Sold	(2,128,482.21)	(3,095,653.30)
10.1.1.10.20.14	Borrowings and Onlendings	(294,826.41)	(450,679.92)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(612,803.16)	(1,030,066.41)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	734,072.67	1,779,927.87
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(422,659.02)	(1,078,020.09)
10.1.1.20.21.00	Services Rendered	635,707.90	1,233,705.75
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(403,372.85)	(801,102.52)
10.1.1.20.24.00	Other Administrative Expenses	(638,015.18)	(1,256,305.59)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(145,713.85)	(309,564.06)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	(12,918.20)	(10,886.02)
10.1.1.20.25.00	Other Operating Income	855,345.05	1,472,863.15
10.1.1.20.32.00	Other Operating Expenses	(713,691.89)	(1,406,730.80)
10.1.1.00.00.00	OPERATING INCOME	311,413.65	701,907.78
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(1,593.92)	(7,078.93)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	309,819.73	694,828.85
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	28,588.86	(49,222.96)
10.3.0.00.00.00	PROFIT SHARING	(43,619.02)	(100,971.12)
10.0.0.00.00.00	NET INCOME	294,789.57	544,634.77
40.0.0.00.00.00	MINORITY INTEREST	(41,685.74)	(69,454.53)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000001826847013	0.000003429745026

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES LEGAL	REVENUE RESERVES STATUTORY	UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
00.0.1.01.00.00	AT MARCH 31, 2002	3,690,601.81	157,740.69	5,132.91	223,813.83	2,081,881.08	-	231,245.35	(88,948.07)	6,301,467.60
00.0.1.02.00.00	PRIOR YEARS ADJUSTMENTS	-	-	-	-	-	-	77,418.82	-	77,418.82
00.0.1.06.00.00	OTHER EVENTS:									
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES	-	154.38	-	-	-	-	-	-	154.38
00.0.1.13.00.00	REVERSION / REALIZATION OF REVALUATION RESERVE	-	-	(1,236.79)	-	-	-	-	-	(1,236.79)
00.0.1.17.00.00	OTHER	-	-	-	-	-	-	141.53	-	141.53
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	253,103.83	-	253,103.83
00.0.1.19.00.00	DESTINATION:									
00.0.1.20.00.00	RESERVES	-	-	-	23,759.01	378,138.78	-	(401,897.79)	-	-
00.0.1.21.00.00	DIVIDENDS	-	-	-	-	-	-	(160,011.74)	-	(160,011.74)
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	(209,159.08)	-	-	(209,159.08)
00.0.1.00.00.00	AT JUNE 30, 2002	3,690,601.81	157,895.07	3,896.12	247,572.84	2,460,019.86	(209,159.08)	-	(88,948.07)	6,261,878.55
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	154.38	(1,236.79)	23,759.01	378,138.78	(209,159.08)	(231,245.35)	-	(39,589.05)

22

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From April 1, 2002 to June 30, 2002
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	7,353,246.64
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	352,272.59
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	47,504.07
10.3.0.00.00.00	STOCKHOLDERS' RESOURCES	(131,598.73)
10.3.3.00.00.00	Other	(131,598.73)
10.5.0.00.00.00	THIRD PARTY FUNDS	7,085,068.71
10.5.1.00.00.00	Increase in Liabilities	6,631,074.65
10.5.1.01.00.00	Deposits	2,102,818.88
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	7,229.94
10.5.1.08.00.00	Borrowings and Onlendings in Brazil – Governmental Agencies	1,569,112.35
10.5.1.09.00.00	Other Liabilities	2,951,913.48
10.5.2.00.00.00	Decrease in Assets	259,258.72
10.5.2.03.00.00	Interbank and Interdepartmental Accounts	212,258.06
10.5.2.05.00.00	Leasing Operations	47,000.66
10.5.3.00.00.00	Sale of Assets and Investments	194,589.64
10.5.3.01.00.00	Investments in Subsidiary Companies	4,230.00
10.5.3.02.00.00	Foreclosed Assets	86,798.00
10.5.3.03.00.00	Fixed Assets	97,318.00
10.5.3.05.00.00	Investments	6,243.64
10.5.4.00.00.00	Dividends and Interest on Own Capital Received from Subsidiary	145,70
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	7,081,338.33
20.2.0.00.00.01	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/ DISTRIBUTED	160,011.74
20.4.0.00.00.00	INVESTMENTS IN	161,779.30
20.4.1.00.00.00	Subsidiary and Associated Companies	50,026.00
20.4.2.00.00.00	Foreclosed Assets	17,875.92
20.4.3.00.00.00	Fixed Assets	58,020.76
20.4.5.00.00.00	Investments	35,856.62
20.5.0.00.00.00	DEFERRED CHARGES	56,991.00
20.6.0.00.00.00	INCREASE IN ASSETS	4,387,512.33
20.6.1.00.00.00	Interbank Investments	678,304.67
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	1,257,533.11
20.6.4.00.00.00	Lending Operations	1,131,341.97
20.6.6.00.00.00	Other Credits	1,276,008.11
20.6.7.00.00.00	Other Assets	44,324.47
20.7.0.00.00.00	DECREASE IN LIABILITIES	2,315,043.96
20.7.2.00.00.00	Securities Sold under Repurchase Agreements	2,310,454.01
20.7.5.00.00.00	Mortgage Notes	4,589.95
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	271,908.31
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE BEGINNING OF THE PERIOD	946,933.13
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,218,841.44
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	271,908.31

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	June 30, 2002
10.0.0.00.00.00	**TOTAL ASSETS**	**59,508,003.10**
10.1.0.00.00.00	**CURRENT ASSETS**	**35,688,735.95**
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,149,994.25
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	4,659,528.82
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	1,315,494.50
10.1.2.22.00.00	Interbank Deposits	3,344,034.32
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	7,624,674.72
10.1.3.10.00.00	Own Portfolio	2,166,295.94
10.1.3.20.00.00	Subject to Repurchase Commitments	4,054,482.51
10.1.3.70.00.00	Linked to Brazilian Central Bank	648,467.06
10.1.3.40.00.00	Linked to guarantee rendered	620,457.03
10.1.3.85.00.00	Derivative Financial Instruments	134,972.18
10.1.4.00.00.00	INTERBANK ACCOUNTS	2,684,860.31
10.1.4.10.00.00	Payments and Receipts Pending Settlement	1,243,710.78
10.1.4.20.00.00	Compulsory Deposits	1,393,247.50
10.1.4.20.10.00	Brazilian Central Bank	1,389,186.50
10.1.4.20.40.00	National Housing System - SFH	4,061.00
10.1.4.70.00.00	Interbank Onlendings	43,012.86
10.1.4.80.00.00	Correspondent Banks	4,889.17
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	4,733.37
10.1.5.10.00.00	Third-party Funds in Transit	2,891.24
10.1.5.20.00.00	Internal Transfers of Funds	1,842.13
10.1.6.00.00.00	LENDING OPERATIONS	13,716,554.37
10.1.6.10.00.00	Lending Operations	14,779,103.05
10.1.6.10.10.00	Public Sector	30,622.19
10.1.6.10.20.00	Private Sector	14,748,480.86
10.1.6.90.00.00	Allowance for Lending Losses	(1,062,548.68)
10.1.7.00.00.00	LEASING OPERATIONS	(22,139.79)
10.1.7.10.00.00	Leasing Operations	334,811.73
10.1.7.10.20.00	Private Sector	334,811.73
10.1.7.80.00.00	Unearned Leasing Income	(331,436.25)
10.1.7.90.00.00	Allowance for Leasing Losses	(25,515.27)
10.1.8.00.00.00	OTHER CREDITS	5,659,792.56
10.1.8.20.00.00	Foreign Exchange Portfolio	3,718,959.28
10.1.8.30.00.00	Income Receivable	317,658.95
10.1.8.40.00.00	Negotiation and Intermediation of Securities	382,436.64
10.1.8.70.00.00	Sundry	1,333,449.19
10.1.8.90.00.00	Allowance for Other Credits Losses	(92,711.50)
10.1.9.00.00.00	OTHER ASSETS	210,737.34
10.1.9.40.00.00	Other Assets	153,427.41
10.1.9.70.00.00	Allowance for Other Assets Losses	(63,154.87)
10.1.9.90.00.00	Prepaid Expenses	120,464.80

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	June 30, 2002
10.2.0.00.00.00	**LONG-TERM ASSETS**	**18,357,757.94**
10.2.2.00.00.00	INTERBANK INVESTMENTS	19,229.55
10.2.2.22.00.00	Interbank Deposits	19,229.55
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	8,701,633.40
10.2.3.10.00.00	Own Portfolio	3,557,179.62
10.2.3.20.00.00	Subject to Repurchase Commitments	2,557,753.55
10.2.3.70.00.00	Linked to Brazilian Central Bank	1,678,796.73
10.2.3.80.00.00	Certificates of Privatization	78.57
10.2.3.40.00.00	Linked to Guarantees Rendered	741,783.75
10.2.3.85.00.00	Derivative Financial Instruments	166,041.18
10.2.4.00.00.00	INTERBANK ACCOUNTS	57,604.09
10.2.4.20.00.00	Compulsory Deposits	57,604.09
10.2.4.20.40.00	National Housing System - SFH	57,604.09
10.2.6.00.00.00	LENDING OPERATIONS	6,572,717.27
10.2.6.10.00.00	Lending Operations	6,807,523.23
10.2.6.10.10.00	Public Sector	273,272.16
10.2.6.10.20.00	Private Sector	6,534,251.07
10.2.6.90.00.00	Allowance for Lending Losses	(234,805.96)
10.2.7.00.00.00	LEASING OPERATIONS	(2,919.72)
10.2.7.10.00.00	Leasing Operations	322,896.04
10.2.7.10.20.00	Private Sector	322,896.04
10.2.7.80.00.00	Unearned Leasing Income	(303,648.04)
10.2.7.90.00.00	Allowance for Leasing Losses	(22,167.72)
10.2.8.00.00.00	OTHER CREDITS	2,961,280.22
10.2.8.10.00.00	Receivables on Guarantees Honored	2,017.06
10.2.8.20.00.00	Foreign Exchange Portfolio	2,461.85
10.2.8.30.00.00	Income Receivable	4,096.61
10.2.8.40.00.00	Negotiation and Intermediation of Securities	381.21
10.2.8.70.00.00	Sundry	2,962,007.14
10.2.8.90.00.00	Allowance for Other Credits Losses	(9,683.65)
10.2.9.00.00.00	OTHER ASSETS	48,213.13
10.2.9.90.00.00	Prepaid Expenses	48,213.13
10.3.0.00.00.00	**PERMANENT ASSETS**	**5,461,509.21**
10.3.1.00.00.00	INVESTMENTS	3,044,770.09
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	2,571,160.87
10.3.1.20.10.00	Local	2,449,464.30
10.3.1.20.20.00	Foreign	121,696.57
10.3.1.50.00.00	Other Investments	534,456.82
10.3.1.90.00.00	Allowance for Losses	(60,847.60)
10.3.2.00.00.00	FIXED ASSETS	492,539.92
10.3.2.30.00.00	Land and buildings in use	191,689.78
10.3.2.40.00.00	Other Fixed Assets	745,157.76
10.3.2.90.00.00	Accumulated Depreciation	(444,307.62)
10.3.3.00.00.00	LEASED FIXED ASSETS	1,364,367.48
10.3.3.20.00.00	Leased Assets	2,359,469.38
10.3.3.90.00.00	Accumulated depreciation	(995,101.90)
10.3.4.00.00.00	DEFERRED CHARGES	559,831.72
10.3.4.10.00.00	Organization and Expansion Costs	1,037,293.58
10.3.4.90.00.00	Accumulated Amortization	(477,461.86)

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	June 30, 2002
40.0.0.00.00.00	**TOTAL LIABILITIES**	**59,508,003.10**
40.1.0.00.00.00	**CURRENT LIABILITIES**	**36,760,042.47**
40.1.1.00.00.00	DEPOSITS	14,241,261.52
40.1.1.10.00.00	Demand Deposits	2,748,550.85
40.1.1.20.00.00	Savings Deposits	4,950,515.41
40.1.1.30.00.00	Interbank Deposits	54,392.61
40.1.1.40.00.00	Time Deposits	6,487,802.65
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,832,858.44
40.1.2.10.00.00	Own Portfolio	6,059,443.86
40.1.2.20.00.00	Third Parties Portfolio	773,414.58
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,738,062.74
40.1.3.30.00.00	Mortgage Notes	437,228.16
40.1.3.50.00.00	Securities Abroad	2,300,834.58
40.1.4.00.00.00	INTERBANK ACCOUNTS	1,332,346.50
40.1.4.10.00.00	Receipts and Payments Pending Settlement	1,166,224.70
40.1.4.30.00.00	Interbank Onlendings	57,645.44
40.1.4.40.00.00	Correspondent Banks	108,476.36
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	361,790.40
40.1.5.10.00.00	Third-Party Funds in Transit	353,693.31
40.1.5.20.00.00	Internal Transfers of Funds	8,097.09
40.1.6.00.00.00	BORROWINGS	4,848,809.27
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	450.61
40.1.6.30.00.00	Foreign Borrowings	4,848,358.66
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,366,247.80
40.1.7.10.00.00	National Treasury	1,033.87
40.1.7.30.00.00	BNDES (National Economic Development Bank)	528,412.76
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	836,801.17
40.1.9.00.00.00	OTHER LIABILIATIES	5,038,665.80
40.1.9.10.00.00	Collection of Taxes and Social Contributions	191,866.15
40.1.9.20.00.00	Foreign Exchange Portfolio	1,984,852.83
40.1.9.30.00.00	Social and Statutory	233,168.19
40.1.9.40.00.00	Taxes and Social Security	209,607.88
40.1.9.50.00.00	Negotiation and Intermediation of Securities	347,149.35
40.1.9.85.00.00	Subordinated Debt	9,033.67
40.1.9.87.00.00	Derivative Financial Instruments	222,068.11
40.1.9.90.00.00	Sundry	1,840,919.62

26

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	June 30, 2002
40.2.0.00.00.00	**LONG-TERM LIABILITIES**	**16,318,773.64**
40.2.1.00.00.00	DEPOSITS	7,595,117.64
40.2.1.30.00.00	Interbank Deposits	6,938.10
40.2.1.40.00.00	Time Deposits	7,588,179.54
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,228,146.81
40.2.3.30.00.00	Mortgage Notes	3,878.44
40.2.3.50.00.00	Securities Abroad	1,224,268.37
40.2.6.00.00.00	BORROWINGS	945,973.59
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	1,034.81
40.2.6.30.00.00	Foreign Borrowings	944,938.78
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,362,822.22
40.2.7.10.00.00	National Treasury	73,835.72
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,205,657.08
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,083,329.42
40.2.9.00.00.00	OTHER LIABILIATIES	3,186,713.38
40.2.9.20.00.00	Foreign Exchange Portfolio	2,319.48
40.2.9.40.00.00	Taxes and Social Security	693,032.59
40.2.9.85.00.00	Subordinated Debt	568,698.67
40.2.9.87.00.00	Derivative Financial Instruments	73,098.26
40.2.9.90.00.00	Sundry	1,849,564.38
40.5.0.00.00.00	**DEFERRED INCOME**	**56,965.83**
40.5.1.00.00.00	Deferred Income	56,965.83
40.6.0.00.00.00	**STOCKHOLDERS' EQUITY**	**6,372,221.16**
40.6.1.00.00.00	Capital	3,783,438.83
40.6.1.10.00.00	Local Residents	2,759,504.66
40.6.1.20.00.00	Foreign Residents	1,023,934.17
40.6.4.00.00.00	Capital Reserves	158,130.31
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	3,896.29
40.6.6.00.00.00	Revenue Reserves	2,714,856.65
40.6.7.00.00.00	Unrealized Gains and Losses - Marketable Securities and Derivative Financial Instruments	(209,160.27)
40.6.8.00.00.00	Retained Earnings	12,346.10
40.6.9.00.00.00	Treasury Stocks	(91,286.75)

27

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

7011 - FINANCIAL GROUP STATEMENT OF INCOME

CODE	DESCRIPTION	From April 1, 2002 to June 30, 2002	From January 1, 2002 to June 30, 2002
10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,377,275.52	5,697,173.26
10.1.1.10.10.11	Lending Operations	1,963,182.05	3,453,068.47
10.1.1.10.10.13	Leasing Operations	42,617.14	73,049.85
10.1.1.10.10.15	Marketable Securities	1,781,679.31	2,415,978.34
10.1.1.10.10.16	Derivative Financial Instruments	(461,172.55)	(345,586.55)
10.1.1.10.10.17	Foreign Exchange Transactions	34,449.11	68,527.00
10.1.1.10.10.19	Compulsory Deposits	16,520.46	32,136.15
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,852,733.49)	(4,372,378.95)
10.1.1.10.20.12	Deposits and Securities Sold	(2,026,442.35)	(3,015,764.88)
10.1.1.10.20.14	Borrowings and Onlendings	(261,662.17)	(396,091.44)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(564,628.97)	(960,522.63)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	524,542.03	1,324,794.31
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(309,155.07)	(813,071.79)
10.1.1.20.21.00	Services Rendered	403,428.53	770,463.55
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(301,385.73)	(599,274.76)
10.1.1.20.24.00	Other Administrative Expenses	(512,761.12)	(1,010,640.47)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(89,387.56)	(195,170.49)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	71,573.21	214,471.91
10.1.1.20.25.00	Other Operating Income	312,504.83	368,352.36
10.1.1.20.32.00	Other Operating Expenses	(193,127.23)	(361,273.89)
10.1.1.00.00.00	OPERATING INCOME	215,386.96	511,722.52
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(6,028.77)	(16,949.60)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	209,358.19	494,772.92
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	81,698.28	69,893.96
10.3.0.00.00.00	PROFIT SHARING	(36,316.71)	(83,615.21)
10.0.0.00.00.00	NET INCOME	254,739.76	481,051.67
30.0.0.00.00.00	NET INCOME PER SHARE	0.000001838654791	0.000003472123698

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From April 1, 2002 to June 30, 2002
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	6,875,018.14
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	370,248.23
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	39,920.98
10.3.0.00.00.00	STOCKHOLDERS' RESOURCES	(161,334.57)
10.3.3.00.00.00	Other	(161,334.57)
10.5.0.00.00.00	THIRD PARTY FUNDS	6,626,183.50
10.5.1.00.00.00	Increase in Liabilities	6,206,939.40
10.5.1.01.00.00	Deposits	2,113,241.66
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	35,615.78
10.5.1.08.00.00	Borrowings and Onlendings in Brazil – Governmental Agencies	1,596,740.71
10.5.1.09.00.00	Other Liabilities	2,461,341.25
10.5.2.00.00.00	Decrease in Assets	194,807.37
10.5.2.05.00.00	Interbank and Interdepartmental Accounts	194,807.37
10.5.3.00.00.00	Sale of Assets and Investments	224,436.73
10.5.3.01.00.00	Investments in Subsidiary Companies	546.15
10.5.3.02.00.00	Foreclosed Assets	91,335.75
10.5.3.03.00.00	Fixed Assets	3,655.99
10.5.3.04.00.00	Leased Fixed Assets	128,075.11
10.5.3.05.00.00	Investments	823.73
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	6,593,552.08
20.2..0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	160,557.75
20.4.0.00.00.00	INVESTMENTS IN	208,064.58
20.4.1.00.00.00	Subsidiary and Associated Companies	23,068.78
20.4.2.00.00.00	Foreclosed Assets	32,411.11
20.4.3.00.00.00	Fixed Assets	27,106.76
20.4.4.00.00.00	Leased Fixed Assets	124,381.68
20.4.5.00.00.00	Investments	1,096.25
20.5.0.00.00.00	DEFERRED CHARGES	47,838.69
20.6.0.00.00.00	INCREASE IN ASSETS	3,860,469.94
20.6.1.00.00.00	Interbank Investments	710,549.50
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	1,187,850.36
20.6.4.00.00.00	Lending Operations	1,086,222.02
20.6.5.00.00.00	Leasing Operations	11,521.03
20.6.6.00.00.00	Other Credits	819,636.86
20.6.7.00.00.00	Other Assets	44,690.17
20.7.0.00.00.00	DECREASE IN LIABILITIES	2,316,621.12
20.7.2.00.00.00	Securities Sold Under Repurchase Agreements	2,313,052.48
20.7.5.00.00.00	Mortgage Notes	3,568.64
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	281,466.06
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE BEGINNING OF THE PERIOD	868,528.19
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,149,994.25
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	281,466.06

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

7013 - FINANCIAL ECONOMIC GROUP – CONEF

CONEF		June 30, 2002
10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	59,220,136.88
10.1.0.00.00-2	AVAILABLE FUNDS	1,218,841.44
10.1.1.00.00-5	CASH	497,593.34
10.1.2.00.00-8	BANK DEPOSITS	62,678.48
10.1.3.00.00-1	FREE RESERVES	838.67
10.1.4.00.00-4	INVESTMENTS IN GOLD	5,123.10
10.1.5.00.00-7	FOREIGN MONEY SUPPLY	652,607.85
10.1.5.10.00-4	Foreign Bank Deposits	643,948.15
10.1.5.20.00-1	Foreign Available Funds	8,659.70
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	4,501,492.38
10.2.1.00.00-4	SECURITIES PURCHASED UNDER RESALE AGREEMENTS	1,313,294.71
10.2.1.10.00-1	Resales to Liquidate - Own Portfolio	515,169.73
10.2.1.10.10-4	Federal Government Securities	515,169.73
10.2.1.20.00-8	Resales to Liquidate - Third Portfolio	798,124.98
10.2.2.00.00-7	INTERBANK DEPOSITS	3,167,678.62
10.2.2.10.00-4	Interbank Deposits	3,167,678.62
10.2.5.00.00-6	SAVING DEPOSITS	836.22
10.2.6.00.00-9	FOREIGN CURRENCY INVESTMENTS	19,682.83
10.2.6.10.00-6	Prior Notice and Fixed Time	19,682.83
10.3.0.00.00-0	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	19,091,650.20
10.3.1.00.00-3	MARKETABLE SECURITIES	8,463,045.54
10.3.1.10.00-0	Fixed Rate Securities	5,453,695.48
10.3.1.10.10-3	Federal Government Securities	2,719,562.99
10.3.1.10.20-6	Financial Institutions	106,565.73
10.3.1.10.90-7	Others	2,627,566.76
10.3.1.15.00-5	Mutual Funds	2,122,914.68
10.3.1.17.00-3	Floating Rate Securities - Technical Provisions Reserve Guaranteed Investments	1,195.42
10.3.1.17.40-5	Equity Funds	1,195.42
10.3.1.20.00-7	Floating Rate Securities - Others	180,634.76
10.3.1.20.10-0	Listed Companies	160,753.44
10.3.1.20.20-3	Closed Companies	3,212.78
10.3.1.20.40-9	Equity Funds	16,668.54
10.3.1.85.00-4	Foreign Marketable Securities	704,605.20
10.3.1.85.10-7	Brazilian Sovereign Bonds	67,696.01
10.3.1.85.20-0	Securities of Foreign Governments	27,847.02
10.3.1.85.30-3	Brazilian State-Owned Companies	67,886.25
10.3.1.85.90-1	Others	541,175.92
10.3.2.00.00-6	SUBJECT TO COMMITMENTS	6,612,236.06
10.3.2.10.00-3	Subject to Repurchase Commitments	6,612,236.06
10.3.2.10.10-6	Federal Government Securities	5,391,329.80
10.3.2.10.90-0	Other	1,220,906.26

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CONEF		June 30, 2002
10.3.3.00.00-0	DERIVATIVE FINANCIAL INSTRUMENTS	312,511.93
10.3.3.10.00-6	Derivative Financial Instruments	0.50
10.3.3.15.00-1	Derivative Financial Instruments - Swap	312,511.43
10.3.4.00.00-2	SUBJECT TO BRAZILIAN CENTRAL BANK	2,341,536.84
10.3.4.10.00-9	Subject to Brazilian Central Bank	2,341,536.84
10.3.5.00.00-5	CERTIFICATES OF PRIVATIZATION	79.05
10.3.6.00.00-8	SUBJECT TO GUARANTEE RENDERED	1,362,240.78
10.3.6.10.00-5	Subject to Guarantee Rendered	1,362,240.78
10.3.6.10.10-8	Federal Government Securities	1,362,240.78
10.4.0.00.00-9	INTERBANK ACCOUNTS	2,747,564.22
10.4.1.00.00-2	CHECK CLEARING	1,244,917.18
10.4.2.00.00-5	RESTRICTED DEPOSITS	1,450,851.59
10.4.2.10.00-2	Brazilian Central Bank	1,389,186.50
10.4.2.50.00-0	SFH - FAHBRE and FGTS Deposits to Reimburse	30,336.50
10.4.2.65.00-2	SFH - Salary Variations Compensation Fund	31,328.59
10.4.2.65.10-5	Novation Option	31,328.59
10.4.3.00.00-8	INTERBANK ONLENDINGS	43,012.86
10.4.3.90.00.1	Other debtors	43,012.86
10.4.4.00.00-1	CORRESPONDENT BANKS	8,782.59
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	4,733.70
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	20,637,712.89
10.6.1.00.00-0	LENDING OPERATIONS	20,662,772.39
10.6.1.10.00-7	Loans and Discounted Loans	12,010,657.02
10.6.1.20.00-4	Financing	8,715,096.63
10.6.1.30.00-1	Agricultural	704,051.52
10.6.1.40.00-8	Real Estate Loans	580,968.14
10.6.1.40.30-7	Habitational Loans	580,968.14
10.6.1.90.00-3	Allowance for Loan Losses	(1,348,000.92)
10.6.2.00.00-3	LEASING OPERATIONS	(25,059.50)
10.6.2.10.00-0	Leasing Operations	22,623.48
10.6.2.90.00-6	Allowance for Leasing Operations Losses	(47,682.98)
10.9.0.00.00-4	OTHER RECEIVABLES	11,018,142.05
10.9.1.00.00-7	GUARANTEES HONORED	2,017.06
10.9.2.00.00-0	FOREIGN EXCHANGE	3,721,421.13
10.9.2.06.00-4	Unsettled Exchange Purchases	2,645,683.81
10.9.2.06.10-7	Export and Interbank Contracts	2,200,202.17
10.9.2.06.30-3	Financial Contracts	70,629.42
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	374,852.22
10.9.2.13.00-4	Unsetlled Exchange Purshases - Floating	41,668.25
10.9.2.13.30-3	Export and Interbank Contracts	41,232.20
10.9.2.13.50-9	Financial Contracts	436.05
10.9.2.20.00-4	Unsettled exchange letters and documents in foreign currencies	258.62
10.9.2.25.00-9	Rights on Foreign Exchange Sold	1,175,845.71
10.9.2.25.10-2	Import and Financial Contracts	250,831.97
10.9.2.25.20-5	Interbank Contracts	575,513.38
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	349,500.36

Amounts expressed in thousands of Reais

CONEF		June 30, 2002
10.9.2.26.00-8	(-) Contracts Advances in Local Currency	(175,860.40)
10.9.2.33.00-8	Rights on Foreign Exchange Sold - Floating Rates	7,600.64
10.9.2.33.10-1	Import and Financial Contracts	7,600.64
10.9.2.34.00-7	Contracts Advances in Local Currency - Floating Rates	(7,254.45)
10.9.2.34.10-0	(-) Import and Financial Contracts	(7,254.45)
10.9.2.45.00-3	Receivables in Foreign Currency	3,741.44
10.9.2.50.00-5	Income Receivable of Contracted Advances and Import Contracts	29,737.51
10.9.3.00.00-3	INCOME RECEIVABLE	95,208.68
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	382,817.84
10.9.4.10.00-3	Cash – Register and Liquidation	10,731.02
10.9.4.30.00-7	Debts to Liquidate	168,109.33
10.9.4.40.00-4	Financial Assets and Commodities Transactions to Liquidate	188,621.98
10.9.4.53.00-8	Intermediation of Swap Operations	562.49
10.9.4.90.00-9	Other Negotiation and Intermediation of Securities	14,793.02
10.9.5.00.00-9	SPECIFIC CREDITS	1,318,133.13
10.9.5.30.00-0	Insurance Companies	549,775.46
10.9.5.30.10-3	Receivables of Insurance Operations	505,159.49
10.9.5.30.20-6	Notes and Credits Receivable	48,054.21
10.9.5.30.30-9	Provision for Credits Losses	(3,438.24)
10.9.5.40.00-7	Capitalization Company	754.46
10.9.5.40.10-0	Notes and Credits Receivable	754.46
10.9.5.45.00-2	Credit Card Companies	767,603.21
10.9.5.45.10-5	Notes and Credits Receivable	929,763.85
10.9.5.45.20-8	Provision for Credits Losses	(162,160.64)
10.9.7.00.00-5	OTHER	5,372,818.15
10.9.7.05.00-0	Accounts Receivable from Non-Financial Activities	31,469.12
10.9.7.10.00-2	Inventories	4,937.04
10.9.7.25.00-4	Foreclosed Assets	171,321.87
10.9.7.25.90-1	Other Assets	171,321.87
10.9.7.30.00-6	Provision for Losses	(63,194.87)
10.9.7.30.90-3	Other Assets	(63,194.87)
10.9.7.40.00-3	Deferred Tax	2,313,391.29
10.9.7.45.00-8	Prepaid Taxes	371,132.07
10.9.7.50.00-0	Tax Recovery	10,148.30
10.9.7.90.00-8	Foreign Debtors	36,655.50
10.9.7.95.00-3	Local Debtors	2,496,957.83
10.9.8.00.00-8	NONPERFORMING LOANS	(106,511.53)
10.9.8.01.00-7	Nonperforming Loans - Others	3,800.11
10.9.8.90.00-1	Allowance for Loan Losses	(110,311.64)
10.9.9.00.00-1	PREPAID EXPENSES	232,237.59
20.0.0.00.00-6	PERMANENT ASSETS	4,927,099.62
20.1.0.00.00-5	INVESTMENTS	1,714,360.31
20.1.2.00.00-1	INVESTMENTS IN SUBSIDIARY COMPANIES	61,238.64
20.1.2.10.00-8	Investments in Subsidiary Companies	61,238.64
20.1.2.10.90-5	Other	61,238.64
20.1.3.00.00-4	FISCAL INCENTIVE INVESTMENTS	7,908.81

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CONEF		June 30, 2002
20.1.4.00.00-7	MEMBERSHIP CERTIFICATES	31,382.92
20.1.4.10.00-4	Membership Certificates	31,404.37
20.1.4.10.10-7	Securities Exchanges and CETIP	29,535.74
20.1.4.10.90-1	Other	1,868.63
20.1.4.99.00-1	Provision for Losses	(21.45)
20.1.5.00.00-0	STOCKS AND QUOTAS	58,056.26
20.1.5.10.00-7	Stocks and Quotas	79,928.71
20.1.5.10.10-0	Companies of Liquidation and Custody Linked to Securities Exchange	7,476.00
20.1.5.10.20-3	Other	72,452.71
20.1.5.99.00-4	Provision for Losses	(21,872.45)
20.1.5.99.10-7	Companies of Liquidation and Custody Linked to Securities Exchange	(570.46)
20.1.5.99.20-0	Other	(21,301.99)
20.1.9.00.00-2	OTHER INVESTMENTS	1,555,773.68
20.1.9.90.00-5	Other Investments	1,563,256.56
20.1.9.99.00-6	Provision for Losses	(7,482.88)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	1,159,795.36
20.2.1.00.00-7	STORAGED FURNITURE AND EQUIPMENT	1,103.85
20.2.2.00.00-0	PROPERTY AND EQUIPMENT IN PROCESS	1,285.93
20.2.3.00.00-3	LAND AND BUILDINGS	645,894.89
20.2.3.10.00-0	Land and Buildings	819,571.80
20.2.3.99.00-7	Accumulated Depreciation of Land and Buildings	(173,676.91)
20.2.4.00.00-6	FURNITURE AND EQUIPMENT	193,051.49
20.2.4.10.00-3	Furniture and Equipment	414,585.05
20.2.4.99.00-0	Accumulated Depreciation of Furniture and Equipment	(221,533.56)
20.2.8.00.00-8	OTHERS	318,459.20
20.2.8.90.00-1	Other Operating Assets	671,577.26
20.2.8.99.00-2	Accumulated Depreciation of Other Operating Assets	(353,118.06)
20.3.0.00.00-3	LEASED ASSETS	1,364,367.48
20.3.1.00.00-6	LEASED ASSETS	1,364,367.48
20.4.0.00.00-2	DEFERRED CHARGES	688,576.47
20.4.1.00.00-5	ORGANIZATION AND EXPANSION COSTS	1,283,829.59
20.4.1.10.00-2	Leased Losses to Amortize	72,505.74
20.4.1.90.00-8	Others Organization and Expansion Costs	1,211,323.85
20.4.9.00.00-9	ACCUMULATED AMORTIZATION	(595,253.12)
20.4.9.10.00-6	Leased Losses to Amortize	(31,281.53)
20.4.9.90.00-2	Other	(563,971.59)
30.0.0.00.00-9	OFF-BALANCE ITEMS	451,113,944.92
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	4,686,435.52
30.1.1.00.00-1	IMPORTED CREDITS OUTSTANDING	165,458.89
30.1.3.00.00-7	CONFIRMED EXPORTED CREDITS	2,118.08
30.1.4.00.00-0	GUARANTEES PROVIDED	4,504,515.98
30.1.4.10.00-7	Financial Institutions Authorized to Operate by Brazilian Central Bank	289,428.06
30.1.4.90.00-3	Other	4,215,087.92
30.1.5.00.00-3	CO-OBLIGATION FOR CREDIT ASSIGNMENT	14,342.57
30.3.0.00.00-6	MARKETABLE SECURITIES	12,680,038.87
30.3.1.00.00-9	SECURITIES REGISTERED ON SELIC	7,038,906.25

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CONEF		June 30, 2002
30.3.2.00.00-2	SECURITIES NON-REGISTERED ON SELIC	5,641,132.62
30.4.0.00.00-5	CUSTODY	104,051,133.52
30.4.4.00.00-7	SECURITIES IN GUARANTEE OF RURAL DEBTS RENEGOTIATION	2,260.29
30.4.9.00.00-2	OTHER	104,048,873.23
30.5.0.00.00-4	COLLECTION	6,460,445.00
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	73,849,868.31
30.6.1.00.00-6	EQUITY, FINANCIAL ASSETS AND COMMODITIES	69,406,799.26
30.6.3.00.00-2	GUARANTEES HONORED AND OTHER GUARANTEES ON SECURITIES EXCHANGES	3,000,217.82
30.6.5.00.00-8	CREDIT RISK ON SWAP CONTRACTS	1,442,851.23
30.6.5.10.00-5	Credit Risk on Swap Contracts	277,703.31
30.6.5.20.00-2	Receivables Under Swap Contracts	608,509.01
30.6.5.30.00-9	Payables Under Swap Contracts	556,638.91
30.8.0.00.00-1	CONTRACTS	23,827,923.82
30.9.0.00.00-0	CONTROL	225,558,099.88
30.9.7.00.00-1	CAPITAL REQUIRED TO MARKET RISK COVERY	475,444.18
30.9.7.10.00-8	Exchange Rate	375,856.00
30.9.7.20.00-5	Interest Rate	99,588.18
30.9.9.00.00-7	OTHERS OFF-BALANCE ASSETS	225,082,655.70
39.9.9.99.99-4	TOTAL ASSETS	515,261,181.42
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	57,098,930.33
40.1.0.00.00-1	DEPOSITS	21,402,483.19
40.1.1.00.00-4	DEMAND DEPOSITS	2,712,808.68
40.1.2.00.00-7	SAVING DEPOSITS	4,950,363.76
40.1.3.00.00-0	INTERBANK DEPOSITS	61,330.71
40.1.5.00.00-6	TIME DEPOSITS	13,676,529.90
40.1.8.00.00-5	FOREIGN DEPOSITS	1,450.14
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	6,833,070.47
40.2.1.00.00-3	OWN PORTFOLIO	6,061,855.70
40.2.2.00.00-6	THIRD PARTIES PORTFOLIO	771,214.77
40.3.0.00.00-9	NOTES AND DEBENTURES	3,959,578.75
40.3.1.00.00-2	MORTGAGE NOTES	455,668.64
40.3.3.00.00-8	ACCOUNTS PAYABLE FOR SECURITIES ABROAD	3,503,910.11
40.4.0.00.00-8	INTERBANK ACCOUNTS	1,263,648.61
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	361,978.87
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	10,666,094.76
40.6.1.00.00-9	BORROWINGS	5,937,024.74
40.6.1.10.00-6	Local Borrowings	115,684.45
40.6.1.20.00-3	Foreign Borrowings	5,821,340.29
40.6.2.00.00-2	ONLENDINGS	4,729,070.02
40.6.2.10.00-9	Local Onlendings	4,729,070.02
40.7.0.00.00-5	DERIVATIVE FINANCIAL INSTRUMENTS	245,362.71
40.8.0.00.00-4	OTHER LIABILITIES	11,788,980.62
40.8.1.00.00-7	COLLECTION OF TAXES AND SOCIAL CONTRIBUTIONS	191,982.50
40.8.2.00.00-0	FOREIGN EXCHANGE PORTFOLIO	1,987,172.31

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CONEF		June 30, 2002
40.8.3.00.00-3	SOCIAL AND STATUTORY	301,716.78
40.8.3.10.00-0	Dividends Payable	238,403.36
40.8.3.15.00-5	Provision for Profit Sharing	59,784.11
40.8.3.30.00-4	Gratuity Payable	3,529.31
40.8.4.00.00-6	TAXES AND SOCIAL SECURITY	1,303,009.36
40.8.4.10.00-3	Income Tax and Social Contribution	1,288.08
40.8.4.15.00-8	Provision for Income Tax and Social Contribution	156,264.02
40.8.4.20.00-0	Taxes Payable	165,520.29
40.8.4.30.00-7	Provision For Deferred Tax	63,321.78
40.8.4.50.00-1	Provision For Tax Contingencies	916,615.19
40.8.5.00.00-9	NEGOTIATION AND INTERMEDIATION OF SECURITIES	356,635.71
40.8.7.00.00-5	SPECIFIC LIABILITIES	3,357,845.55
40.8.7.30.00-6	Insurance Companies	911,133.35
40.8.7.30.10-9	Non-Committed Technical Provisions	381,058.59
40.8.7.30.20-2	Committed Technical Provisions	314,535.49
40.8.7.30.30-5	Payable Related to Insurance	215,539.27
40.8.7.35.00-1	Private Retirement Companies	1,647,868.40
40.8.7.35.10-4	Non-Committed Technical Provisions	1,449,846.82
40.8.7.35.20-7	Committed Technical Provisions	193,903.68
40.8.7.35.30-0	Retirement Debt Transactions	4,117.90
40.8.7.40.00-3	Capitalization Companies	225,719.81
40.8.7.40.10-6	Non-Committed Technical Provisions	166,763.91
40.8.7.40.20-9	Committed Technical Provisions	58,955.90
40.8.7.45.00- 8	Credit Card Companies	573,123.99
40.8.7.45.10-1	Payable to Merchants - Credit Cards	573,123.99
40.8.9.00.00-1	SUNDRY	4,290,618.41
40.8.9.05.00-6	Suppliers	5,089.02
40.8.9.08.00-3	Prepaid Residual Value	769,534.17
40.8.9.90.00-4	Other Liabilities	3,515,995.22
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	577,732.35
40.9.2.00.00-9	SUBORDINATED DEBT	549,021.06
40.9.2.10.00-6	Maturity More Than Five Years	549,021.06
40.9.3.00.00-2	OTHER SUBORDINATED DEBT	28,711.29
50.0.0.00.00-5	DEFERRED INCOME	97,240.52
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	6,430,794.93
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	6,430,794.93
60.1.1.00.00-0	CAPITAL	4,136,759.01
60.1.1.10.00-7	Capital	4,078,237.69
60.1.1.10.13-1	Common Shares - Local Residents	2,472,835.65
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	472,303.47
60.1.1.10.17-9	Other Preferred Shares - Local Residents	19.67
60.1.1.10.23-4	Common Shares - Foreign Residents	10,676.10
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,078,137.81
60.1.1.10.27-2	Other Preferred Shares - Foreign Residents	6.16
60.1.1.10.28-9	Quotas - Local Residents	44,258.83
60.1.1.20.00-4	Capital Increase	58,521.32

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CONEF		June 30, 2002
60.1.1.20.13-8	Common Shares - Local Residents	54,931.25
60.1.1.20.17-6	Other Preferred Shares - Local Residents	3,590.07
60.1.3.00.00-6	CAPITAL RESERVES	241,484.71
60.1.4.00.00-9	REVALUATION RESERVES	4,805.21
60.1.5.00.00-2	REVENUE RESERVES	2,880,427.32
60.1.5.10.00-9	Legal Reserve	273,731.83
60.1.5.20.00-6	Statutory Reserve	2,606,693.95
60.1.5.80.00-8	Special Dividends Reserve	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	(211,189.45)
60.1.8.00.00-1	RETAINED EARNINGS	(530,205.12)
60.1.9.00.00-4	TREASURY STOCK	(91,286.75)
70.0.0.00.00-1	REVENUES	15,672,661.45
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	13,883,459.77
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	1,718,946.82
70.2.1.00.00-2	INSURANCE COMPANIES	598,884.70
70.2.1.10.00-9	Insurance Premiums	559,683.78
70.2.1.30.00-3	Financial Revenues	39,200.92
70.2.2.00.00-5	PRIVATE RETIREMENT COMPANIES	296,034.71
70.2.2.10.00-2	Private Retirement Premiums	296,034.71
70.2.3.00.00-8	CAPITALIZATION COMPANIES	127,358.96
70.2.3.10.00-5	Capitalization Premiums	127,358.96
70.2.4.00.00-1	CREDIT CARD COMPANIES	612,350.25
70.2.4.10.00-8	Credit Card Revenues	612,350.25
70.2.9.00.00-6	OTHER ACTIVITIES	84,318.20
70.2.9.10.00-3	Sales Revenue of Goods and Services	83,804.98
70.2.9.30.00-7	Financial Revenues	513.22
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	66,966.53
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON FINANCIAL ACTIVITIES	3,288.33
70.4.4.00.00-9	CREDIT CARD ADMINISTRATION	3,288.33
80.0.0.00.00-4	EXPENSES	(15,152,390.73)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(13,922,458.52)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(1,013,801.36)
80.2.1.00.00-5	INSURANCE COMPANIES	(462,215.12)
80.2.1.10.00-2	Insurance Claims	(351,573.16)
80.2.1.20.00-9	Selling and Other Insurance Expenses	(65,660.11)
80.2.1.30.00-6	Financial Expenses	(30,834.19)
80.2.1.90.00-8	Others	(14,147.66)
80.2.2.00.00-8	PRIVATE RETIREMENT COMPANIES	(373,093.27)
80.2.2.10.00-5	Private Retirement Plans Benefits Expenses	(297,845.79)
80.2.2.30.00-9	Financial Expenses	(74,680.69)
80.2.2.40.00-6	Administrative Expenses	(566.79)
80.2.3.00.00-1	CAPITALIZATION COMPANIES	(96,477.41)
80.2.3.10.00-8	Capitalization Premiums Redemption Expenses	(91,908.99)
80.2.3.20.00-5	Selling and Other Capitalization Expenses	(642.37)

36

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

CONEF		June 30, 2002
80.2.3.40.00-9	Administrative Expenses	(3,926.05)
80.2.4.00.00-4	CREDIT CARD COMPANIES	(69,908.31)
80.2.4.10.00-1	Credit card expenses	(3,175.32)
80.2.4.40.00-2	Administrative Expenses	(66,732.99)
80.2.9.00.00-9	OTHER ACTIVITIES	(12,107.25)
80.2.9.10.00-6	Sales Expenses of Goods and Services	(6,987.52)
80.2.9.20.00-3	Selling Expenses	(5,119.73)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(77,547.56)
80.4.0.00.00-0	NON-OPERATING EXPENSES FROM NON-FINANCIAL ACTIVITIES	(1,271.15)
80.4.4.00.00-2	CREDIT CARD ACTIVITIES	(1,271.15)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFT SHARING	(137,312.14)
80.9.4.00.00-7	INCOME TAX AND SOCIAL CONTRIBUTION	(54,830.43)
80.9.4.10.00-4	Income Tax	(57,206.12)
80.9.4.10.10-7	Financial Activities	(57,206.12)
80.9.4.30.00-8	Social Contribution	2,375.69
80.9.4.30.10-1	Financial Activities	2,375.69
80.9.7.00.00-6	PROFIT SHARING	(82,481.71)
80.9.7.10.00-3	Profit Sharing	(82,481.71)
80.9.7.10.10-6	Administrators	(3,562.63)
80.9.7.10.20-9	Employees	(78,919.08)
90.0.0.00.00-7	OFF-BALANCE ITEMS	451,113,944.92
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	515,261,181.42

7014 - NOTES TO THE FINANCIAL STATEMENTS

1. Operations

The consolidated operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, besides the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives, principally, related to insurance, credit card operations, capitalization plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), which comprise the accounts of Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries, and its jointly controlled companies, as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities and Exchange Commission (CVM). Intercompany investments, balances, income and expenses, as well as intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction 247/96, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

- income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;
- the effects of the provisions to adjust the assets to market or realizable values;
- the adjustments to the insurance, capitalization and retirement plans technical reserves;
- the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
- the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
- the provision for social contribution calculated atthe rate of 9% on the adjusted income before income tax;
- tax credits calculated on temporary differences between book value and tax amounts and on tax losses; and
- profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and decreased by the related unearned income and/or allowances for losses, except for the marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented since the first semester of 2002, as stated in Note 3 (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover possible future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

The Brazilian Central Bank has established new rules for the recording and valuation of marketable securities and derivative financial instruments, which effects are recognized in the financial statements for the period ended June 30, 2002.

Marketable securities

According to Brazilian Central Bank Circular 3068 issued on November 8, 2001 and the supplemental regulation, marketable securities must be classify into one of three categories, based on the intent to negotiate on the acquisition date (during the implementation of the new rule, the bank has adopted transitional criteria), and accounted for as follow:

- Trading securities – marketable securities acquired for trading purpose – they are stated at cost plus, accrued interest and adjusted to their fair values and unrealized gains and losses are recognized in current operations.

- Securities available for sale – marketable securities acquired as part of the Unibanco strategy for the risk management of interest rates, they could be negotiated as a result of the changes in the interest rates, for changes in payments conditions or other factors. They are stated at cost plus accrued interest, and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders' equity, net of applicable taxes, in "Unrealized gains and losses – marketable securities and derivative financial instruments". The realized gains and losses are recognized based on the applicable trade date in a contra account in stockholders' equity item.

- Securities held to maturity – marketable securities that there is intention and financial ability to retain them until the maturity. They are carried at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

According to Brazilian Central Bank Circular 3082 issued on January 30, 2002 and the supplemental regulation, the derivative financial instruments are classified based on Unibanco's intentat trade date for hedging or non-hedging purpose.

- Transactions involving derivative financial instruments to meet customer needs or for own purpose that did not meet hedging accounting criteria established by the Central Bank, primary derivatives used to manage the global exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

- Derivative financial instruments designed for hedging or to modify characteristics of assets or liabilities and (i) highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception dateand over the life of the contract; and (ii) effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  - Fair value hedge. The financial assets and liabilities and the related derivative financial instruments are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

  - Cash flow hedge. The effective hedge portion of financial assets and liabilities is accounted for at fair value and unrealized gains and losses recorded as a separate component of stockholders' equity, net of applicable taxes, in "Unrealized gains and losses – marketable securities and derivative financial instruments". The non-effective hedge portion is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. In 2002, the effects in subsidiaries and associated companies resulted from the new rules to recorded and valuation of marketable securities and derivative financial instruments, as mentioned in Note 3 (c) were recognized in Unibanco as "Unrealized gains and losses – marketable securities and derivative financial instruments and "Retained earnings", so as to maintain the original record made by the subsidiaries and associated companies.

Amounts expressed in thousands of Reais

Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge which are presented since the first semester of 2002, as per Note 3 (c).

4. Marketable Securities

(a) Trading assets

	Unibanco		Unibanco Consolidated	
Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	**4,850,363**	**4,635,925**	**6,447,540**	**6,197,168**
Financial treasury bills	45,694	45,659	788,619	786,592
Treasury bills	2,134,774	2,109,537	2,361,274	2,336,032
Central Bank notes	2,138,199	1,992,893	2,328,387	2,177,066
Treasury notes	531,696	487,836	969,249	897,467
Other	-	-	11	11
Opened mutual funds (1)	**186**	**186**	**968,345**	**968,345**
Other	**-**	**-**	**193,371**	**193,370**
Total	**4,850,549**	**4,636,111**	**7,609,256**	**7,358,883**

(1) Opened mutual funds are substantially held by insurance, capitalization and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities were classified as current assets, independently of their maturity date, since these securities are actively and frequently traded.

Amounts expressed in thousands of Reais

(b) Securities available for sale

(i) Amortized cost, plus accrued income, and fair value:

	Unibanco			Unibanco Consolidated		
Issuer/Type of investment	Amortized cost	Fair value adjustment (1)	Fair value	Amortized cost	Fair value adjustment (1)	Fair value
Federal government	**971,439**	**(75,165)**	**896,274**	**1,876,924**	**(88,662)**	**1,788,262**
Financial treasury bills	-	-	-	736,522	(11,122)	725,400
Central Bank notes	784,001	(61,066)	722,935	817,188	(61,521)	755,667
Treasury notes	130,266	(5,298)	124,968	258,750	(5,298)	253,452
Other	57,172	(8,801)	48,371	64,464	(10,721)	53,743
Brazilian sovereign bonds	**717,557**	**(185,591)**	**531,966**	**718,441**	**(185,879)**	**532,562**
Corporate debt securities	**2,512,797**	**(47,071)**	**2,465,726**	**2,828,648**	**(55,409)**	**2,773,239**
Debentures	2,083,164	(34,525)	2,048,639	2,357,615	(37,842)	2,319,773
Eurobonds	193,353	(6,274)	187,079	214,682	(8,425)	206,257
Other	236,280	(6,272)	230,008	256,351	(9,142)	247,209
Bank debt securities	**454,425**	**(12,366)**	**442,059**	**433,337**	**(12,385)**	**420,952**
Eurobonds	325,952	(12,366)	313,586	275,783	(12,385)	263,398
Mortgage notes	82,257	-	82,257	82,257	-	82,257
Time deposits	45,935	-	45,935	70,980	-	70,980
Other	281	-	281	4,317	-	4,317
Marketable equity securities	**169,503**	**(17,910)**	**151,593**	**186,113**	**(21,266)**	**164,847**
Opened mutual funds	-	-	-	**155,661**	-	**155,661**
Total	**4,825,721**	**(338,103)**	**4,487,618**	**6,199,124**	**(363,601)**	**5,835,523**

(1) Recorded as a component of stockholders' equity.

(ii) Amortized cost and fair value by maturity:

	Unibanco		Unibanco Consolidated	
Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	126,438	123,233	131,466	128,398
Between 3 months and 1 year	510,463	505,952	692,039	686,272
Between 1 and 3 years	1,762,209	1,645,007	2,138,338	2,020,810
Between 3 and 5 years	926,661	892,556	1,318,965	1,270,804
Between 5 and 15 years	1,318,302	1,169,213	1,513,057	1,358,861
More than 15 years	-	-	49,895	49,895
No stated maturity	181,648	151,657	355,364	320,483
Total	**4,825,721**	**4,487,618**	**6,199,124**	**5,835,523**

(c) Securities held to maturity

(i) Amortized cost, plus accrued income:

	Unibanco	Unibanco Consolidated
Issuer/Type of investment		Amortized cost
Federal government	**3,605,841**	**4,837,350**
Central Bank notes	684,470	1,675,677
Treasury notes	2,921,371	3,143,972
Other	-	17,701
Brazilian sovereign bonds	**268,280**	**268,280**
Corporate debt securities	**416,296**	**443,705**
Eurobonds	416,296	443,705
Bank debt securities	**5,790**	**35,978**
Eurobonds	5,790	35,978
Total	**4,296,207**	**5,585,313**

Amounts expressed in thousands of Reais

The fair value of these securities was R$3,815,693 in Unibanco and R$5,006,185 in Unibanco Consolidated. The difference between amortized cost and the fair value amounted R$480,514 in Unibanco and R$579,128 in Unibanco Consolidated and correspondent mainly to bonds issued by Brazilian federal government.

(ii) Amortized cost by maturity:

Maturity	Unibanco	Unibanco Consolidated
		Amortized cost
Less than 3 months	110,192	110,192
Between 3 months and 1 year	856,849	1,084,345
Between 1 and 3 years	2,524,210	3,563,528
Between 3 and 5 years	703,462	725,754
Between 5 and 15 years	101,494	101,494
Total	**4,296,207**	**5,585,313**

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of its liability operations, as parameters to define the financial ability.

The resources of third parties which are related to the securities held to maturity, for Unibanco Consolidated compared with the portfolios is as follow:

Securities held to maturity	Amortized cost as of June 30,	Average interest rate per annum	Average term in months
I. Securities abroad at December 31, 2001			
U.S. dollar-denominated (1)	747,964	8.01%	33
II. Securities of acquired banks			
U.S. dollar-indexed (1)	897,433	10.25%	19
III. Securities held to maturity with third parties			
. U.S. dollar-indexed securities	3,922,215	8.79%	26
U.S. dollar-denominated third parties' resources	3,922,215	5.56%	46
Annual spread		3.06%	
. Other securities			
General Market Prices to Consumers Index (IGP-M) - indexed .securities	17,701	20.32%	39
General Market Prices to Consumers Index (IGP-M) - indexed third parties resources	17,701	6.00%	39
Annual spread		13.51%	
Total of securities held to maturity	**5,585,313**	**8.95%**	**26**

(1) Securities held to maturity based on own capital.

(iv) Fair value determination

The fair value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

(d) Prior year adjustments

As a result of adoption of new rules established by Central Bank Circular 3068 and supplemental regulation, the adjustments resulted from the application of new rules for recording and valuating the marketable securities, using the fair value as of December 31, 2001 for the securities portfolio of Unibanco and its subsidiaries, resulted in an effect in stockholders' equity of: (i) R$39,680 as a credit in "Retained earnings", resulting of securities classified as trading securities, and (ii) R$31,398 as a charge in "Unrealized gains and losses – marketable securities and derivative financial instrument", and as a credit in "Retained earnings" and R$21,915 as credit in "Unrealized gains and losses – marketable securities and derivative financial instrument", resulting of securities available for sale.

Amounts expressed in thousands of Reais

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco	Unibanco Consolidated
By type		
Discounted loans and notes	10,830,273	11,149,837
Financing	7,108,230	8,437,051
Agricultural	704,051	704,051
Real estate loans	572,501	580,968
Credit card	-	2,840,346
Total lending operations	**19,215,055**	**23,712,253**
Leasing operations	102	656,949
Advances on exchange contracts (1)	1,649,929	1,649,929
Total lending operations, leasing and advances on exchange contracts	**1,650,031**	**2,306,878**
Guarantees honored	2,017	2,017
Other receivables (2)	229,158	261,049
Total other credits	**231,175**	**263,066**
Co-obligation on credit card customer financing (3)	-	**252,973**
Total risk	**21,096,261**	**26,535,170**
By maturity		
Past-due for more than 15 days (Note 5c)	433,953	1,557,944
Falling due:		
Less than 3 months (4)	7,388,906	10,527,605
Between 3 months and 1 year	6,752,888	7,229,110
Between 1 and 3 years	3,887,622	4,512,574
More than 3 years	2,632,892	2,707,937
Total risk	**21,096,261**	**26,535,170**

(1) Recorded in "Other liabilities" and "Other credits" - "Foreign exchange portfolio".
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) Includes 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated	
	Value	% of distribution	Value	% of distribution
Manufacturing	8,249,350	39.1	8,488,423	32.0
Individual	4,095,331	19.4	8,916,134	33.6
Residential construction loans	96,700	0.5	96,700	0.4
Trade	2,118,443	10.1	2,458,953	9.3
Financial service	874,797	4.1	241,428	0.9
Other service	4,957,589	23.5	5,629,481	21.1
Agriculture, livestock, forestry and fishing	704,051	3.3	704,051	2.7
Total	**21,096,261**	**100.0**	**26,535,170**	**100.0**

Amounts expressed in thousands of Reais

(c) Components of lending, leasing and other credits by risk level, as established in Resolution 2682 of the Brazilian National Monetary Council:

								Unibanco
			Past-due credits					
Risk level	% minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,374,619	-	-	10.374.619	49.2	6,800	- -
A	0.5	4,075,077	-	-	4,075,077	19.3	20,374	0.5
B	1.0	2,032,148	88,242	19,028	2,139,418	10.1	21,393	1.0
C	3.0	2.845.638	194,148	63,282	3,103,068	14.7	118,709	3.8
D	10.0	205.356	104,190	46,084	355,630	1.7	69,298	19.5
E	30.0	153.744	60,038	26,931	240,713	1.1	95,018	39.5
F	50.0	71.227	64,607	28,197	164,031	0.8	107,122	65.3
G	70.0	133.201	46,379	27,761	207,341	1.0	184,469	89.0
H	100.0	101.302	112,392	222,670	436,364	2.1	436,364	100.0
Total		**19.992.312**	**669,996**	**433,953**	**21,096,261**	**100.0**	**1,059,547**	
% of total risk							**5.0%**	

								Unibanco Consolidated
			Past-due credits					
Risk level	% minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,735,780	-	-	10,735,780	40.5	6,800	0.1
A	0.5	7,447,087	-	-	7,447,087	28.0	43,273	0.6
B	1.0	2,083,181	151,385	253,021	2,487,587	9.4	26,321	1.1
C	3.0	3,123,844	255,977	225,745	3,605,566	13.6	146,846	4.1
D	10.0	223,146	125,058	172,846	521,050	2.0	102,501	19.7
E	30.0	164,985	70,046	149,516	384,547	1.4	161,732	42.1
F	50.0	81,327	72,412	165,834	319,573	1.2	203,291	63.6
G	70.0	143,055	51,857	156,490	351,402	1.3	296,024	84.2
H	100.0	120,380	127,706	434,492	682,578	2.6	682,578	100.0
Total		**24,122,785**	**854,441**	**1,557,944**	**26,535,170**	**100.0**	**1,669,366**	
% of total risk							**6.3%**	

The allowance for lending, leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is utilized as a general rule however, based on the judgment and experience of management, higher percentages are used within each level in order to more accurately assess the risk of certain clients, operations or portfolios.

(d) The operations renegotiated in the quarter with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$209,490 in Unibanco and R$305,296 in Unibanco Consolidated. These operations relate to active portfolio and credits written off against loss, and were recorded with intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will be better classified only after the payment of a significant portion of the renegotiated debt. For such reclassification, the minimum payment percentage established by Unibanco is 25%.

(e) Changes in the allowance for lending, leases and other credit losses during the quarter:

	Unibanco	Unibanco Consolidated
Balance at March 31, 2002	**889,245**	**1,495,744**
Provision for loan losses	332,329	612,804
Loan charge-offs	(162,027)	(439,182)
Balance at June 30, 2002	**1,059,547**	**1,669,366**
Loan recoveries (1)	**44,796**	**104,042**

(1) Loan recoveries were recorded as revenue from "Lending operations" and "Leasing operations".

Amounts expressed in thousands of Reais

6. Foreign Exchange Portfolio

(a) Balance sheet accounts

	Unibanco	Unibanco Consolidated
Assets - Other credits		
Unsettled exchange purchases	2,678,821	2,687,352
Rights on foreign exchange sold	1,176,080	1,183,446
(-) Contracted advances in local currency	(175,749)	(183,115)
Income receivable from contracted advances	29,738	29,738
Other	4,000	4,000
Total	**3,712,890**	**3,721,421**
Liabilities - Other liabilities		
Unsettled exchange sales	1,201,766	1,209,142
Obligations for foreign exchange purchased	2,385,338	2,393,932
(-) Advances on exchange contracts	(1,620,192)	(1,620,192)
Other	4,287	4,290
Total	**1,971,199**	**1,987,172**

(b) Off-balance sheet

	Unibanco	Unibanco Consolidated
Import credits - outstanding	157,974	165,459
Confirmed export credits	1,173	2,118

7. Other Credits

	Unibanco	Unibanco Consolidated
Negotiation and intermediation of securities		
Debtors - pending settlement	46,495	183,562
Financial assets and commodities to liquidate	26,715	187,963
Other	-	11,293
Total	**73,210**	**382,818**
Short-term	**73,210**	**382,437**
Long-term	**-**	**381**
Sundry		
Deferred tax (Note 16a)	932,737	1,809,184
Social contribution carry forward (1)	286,683	508,747
Judicial deposits for civil and labor suits	532,846	909,753
Notes and credits receivable	178,911	231,871
Receivables from sale of assets	50,247	89,128
Prepaid taxes	85,449	383,649
Salary advances and other	45,768	60,594
Government benefit advances	31,729	31,729
Receivables from credit card operations	-	142,294
Other	310,082	794,954
Total	**2,454,452**	**4,961,903**
Short-term	**482,453**	**1,485,653**
Long-term	**1,971,999**	**3,476,250**

(1) The social contribution carry forward, related to an option in article 8th of Provisional Measure 2113-29/2001, is being offset in accordance with established fiscal parameters.

Amounts expressed in thousands of Reais

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	2,994,814	8,518,448
Long-term assets	1,601,461	4,555,196
Permanent assets	222	633
Total assets	**4,596,497**	**13,074,277**
Current liabilities	2,838,288	8,073,227
Long-term liabilities	1,309,982	3,726,112
Deferred income	232	659
Branch equity	447,995	1,274,279
Total liabilities	**4,596,497**	**13,074,277**
Net income for the quarter	**20,232**	**57,548**

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as "Equity in results of subsidiary and associated companies" in the statement of income in the group "Other operating income (expenses)" and amounted to R$235,682 in Unibanco and R$12,918 (negative) in Unibanco Consolidated. The foreign branches and subsidiary companies exchange gains in the amount of R$473,588 in Unibanco and R$511,748 in Unibanco Consolidated were recognized as "Other operating income". As a result of the high foreign exchange volatility, Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$640 million. The expense of R$283,484 in Unibanco and Unibanco Consolidated was also recorded in "Other operating income", reducing the exchange gains on foreign investments. The investments in subsidiary and associated companies and the following main events relate to investments in subsidiary and associated companies in the second quarter of 2002:

	Number of shares or quotas		Percentage holding (%)		Adjusted stockholders' equity	Adjusted net income (loss)
	Common	Preferred	Unibanco	Unibanco Consolidated		
Subsidiary companies						
Unipart Participações Internacionais Ltd.	1,322,400	-	90.844	100.000	1,353,502	19,043
Unibanco Representação e Participações Ltda. (1)	834,589,245	-	99.893	99.893	1,186,219	93,136
Caixa Brasil Participações S.A. (2)	123,304,050,478	-	100.000	100.000	495,454	42,998
Banco Credibanco S.A.	211,861,478	198,846,054	98.883	98.883	274,365	29,102
Banco Fininvest S.A.	3,931	1,030	99.839	99.839	224,607	11,906
Banco Dibens S.A.	3,201,455,716	-	51.000	51.000	171,827	9,413
Unibanco Leasing S.A. – Arrendamento Mercantil	264,919	-	99.999	99.999	109,745	1,841
Unibanco Corretora de Valores Mobiliários S.A. (3)	30,000,000	30,000,000	99.999	100.000	53,534	926
Banco1.net S.A. (8)	21,775,475	-	54.986	54.986	47,554	(4,470)
Unibanco Securities Ltd.	17,770,000	-	100.000	100.000	31,874	(1,606)
Unibanco Asset Management – Banco de Investimento S.A.	1,468,400	1,262,829	93.000	93.000	18,753	5,985
Main Unipart Participações Internacionais Ltd.'s direct and indirect subsidiary companies (i)						
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100.000	732,905	54,864
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	-	100.000	200,637	9,336
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	-	99.999	162,586	4,963
Interbanco S.A.	18,999,793	-	-	99.999	45,461	6,714
Unibanco Securities, Inc.	1,500	-	-	100.000	3,236	168

46

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2002
Amounts expressed in thousands of Reais

	Number of shares or quotas		Percentage holding (%)		Adjusted stockholders' equity	Adjusted net income (loss)
	Common	Preferred	Unibanco	Unibanco Consolidated		
Main Unibanco Representação e Participações Ltda.'s direct and indirect subsidiary companies (i)						
Unibanco AIG Seguros S.A. (8)	336,204,913	183,878,707	-	49.692	1,183,541	77,953
Unibanco AIG Previdência S.A. (8)	465,403	-	-	100.000	98,969	7,225
Unibanco Companhia de Capitalização (8)	4,194,130	-	-	99.992	374,358	9,842
Unibanco AIG Saúde Seguradora S.A. (8)	20,000,000	-	-	100.000	25,291	706
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	-	100.000	191,087(9,	072)
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100.000	129,914	119
BWU Representação e Participações Ltda. (8)	36,133,577	93,947,299	-	60.000	41,121	(2,508)
Estrel Administração e Corretagem de Seguros Ltda.	33,997	-	-	99.991	42,049	5,786
Caixa Brasil Participações S.A.'s direct subsidiary company						
Banco Bandeirantes S.A. (2) and (3)	78,728,068,140	68,155,559,063	1.890	100.000	501,570	43,399
Jointly controlled companies (i)						
Credicard S.A.- Administradora de Cartões de Crédito (8)	12,937,771	-	-	33.333	409,968	171,779
Serasa – Centralização de Serviços dos Bancos S.A. (8)	360,890	348,855	-	19.045	138,912	16,708
Banco Investcred S.A. (8)	95,290	-	50.000	50.000	113,130	2,994
Tecnologia Bancária S.A. (8)	762,277,905	-	-	21.433	106,343	3,351
Redecard S.A. (8)	199,990	400,000	-	31.943	61,509	26,875
Cibrasec - Companhia Brasileira de Securitização	7,500	-	12.499	12.499	37,772	1,088
Interchange Serviços S.A. (8)	74,999,999,998	-	-	25.000	23,675	(1)
FMX S.A. Sociedade de Crédito, Financiamento e Investimento (6)	83,115	83,115	-	50.000	27,005	2,971
Unibanco Rodobens Administradora de Consórcios Ltda. (8)	11,298,500	-	-	50.000	20,881	1,713
BUS Holding S.A. (5)	6,343	127	-	38.861	9,477	1,496
Associated companies						
AIG Brasil Companhia de Seguros (7) and (8)	54,213,933	-	-	49.999	71,326	(2,491)

	Equity in results adjustments		Investments value	
	Unibanco	Unibanco Consolidated	Unibanco	Unibanco Consolidated
Subsidiary companies				
Unipart Participações Internacionais Ltd.	32,521	-	1,229,580	-
Unibanco Representação e Participações Ltda. (1)	93,199	-	1,184,948	-
Caixa Brasil Participações S.A. (2)	53,436	-	311,832	-
Banco Credibanco S.A.	28,776	-	271,301	-
Banco Fininvest S.A.	11,874	-	224,246	-
Banco Dibens S.A.	4,806	-	87,632	-
Unibanco Leasing S.A. – Arrendamento Mercantil	1,884	-	109,744	-
Unibanco Corretora de Valores Mobiliários S.A. (3)	1,764	-	53,534	-
Banco1.net S.A. (8)	(2,348)	-	26,148	-
Unibanco Securities Ltd.	(1,606)	-	31,874	-
Unibanco Asset Management - Banco de Investimento S.A.	5,575	-	17,440	-
Others (4)	558	-	31,969	-
Unibanco Representação e Participações Ltda.'s direct and indirect subsidiary companies (i)				
Others	-	-	-	16,580
Caixa Brasil Participações S.A.'s direct subsidiary company				
Banco Bandeirantes S.A. (2) and (3)	1,117	-	5,927	-
Jointly controlled companies (i)				
Banco Investcred S.A. (8)	1,497	-	56,565	-
Cibrasec – Companhia Brasileira de Securitização	136	-	5,044	-
BUS Holding S.A. (5)	1,886	(4)	-	-
Others	607	(12,197)	-	-
Associated companies				
AIG Brasil Companhia de Seguros (7) and (8)	-	(1,246)	-	35,663
Others	-	529	-	8,996
Goodwill on acquisition subsidiaries companies	-	-	1,438,422	1,496,276
Total	**235,682**	**(12,918)**	**5,086,206**	**1,557,515**

47

Amounts expressed in thousands of Reais

(i) The percentage shown in the Unibanco Consolidated column refers to the controlling companies' percentage holding.

(1) In a quotaholder meeting held at March 30, 2002 it was approved the distribution of dividends in the amount of R$500,000, to be payable up to December 31, 2002.

(2) The difference between the net income and the equity in results adjustments and stockholders' equity and the investment are result of gains to be realized on the sale of companies between companies of Unibanco's Group, that are being recognized in line with amortization of goodwill.

(3) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock exchange membership certificates taken directly to net equity of the investee company.

(4) Refer mainly to our investment in Unibanco Participações Internacionais Ltda, ex controller of Unibanco Cayman Ltda, acquired by Unipart Participações Internacionais Ltda.

(5) The National Telecomunications Agency (Anatel), through Act nº 21.581 published in the official Gazette on February 8, 2002, authorized Unibanco to reduce its common stock interest in BUS Holding S.A., which was the reason why the control started to be shared. The Extraordinary Shareholders' Meeting at June 28,2002 approved a capital decrease in BUS Holding S.A. through redemption and cancellation of 23,191 preferred class B shares. At the same date, Unibanco increased the capital of Unibanco Representação e Participações Ltda., giving its shares of BUS Holding S.A.

(6) The company name will be changed to Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, after Central Bank's approval.

(7) Equity in results adjustments based on the financial statements of May 2002.

(8) Companies audited by other independent auditors.

(ii) In May 2002, Banco1.net acquired 100% of the capital of Investshop Corretora de Valores Mobiliários e Câmbio S.A. and Investshop Participações S.A. by R$8,039.

(iii) In April 2002, the Brazilian Central Bank approved the acquisition of 24.5% of total capital of Unicorp Bank & Trust Ltd., by Unipart Participações Internacionais Ltd., for US$36,000 million with a goodwill of US$18,844 million, that will be amortized up to ten years. As a result of this transaction, Unibanco own 100% of Unicorp's capital.

10. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are restated using the saving deposits index, plus average interest of 11.65% per annum, and are payable up to September 12, 2003.

(b) Euronotes

The euronotes in the amount of R$3,101,045 in Unibanco and R$2,876,478 in Unibanco Consolidated mature on April 15, 2014 and are subject to an average interest rate of 6.75% per annum in Unibanco and 6.86% per annum in Unibanco Consolidated.

(c) Commercial Paper Programs

The commercial paper programs, in the amount of R$562,184 in Unibanco and Unibanco Consolidated, are issued by Grand Cayman branch and are payable up to April 17, 2003, with interest at rates between 2.17% and 2.30% per annum.

(d) The other issues totaled R$131,249 in Unibanco and R$65,248 in Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 7.94% per annum.

Amounts expressed in thousands of Reais

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Bank for Economic and Social Development).

12. Fiscal, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions, relating principally to income taxes, indirect taxes and labor claims. Based on the advice of our external counsel, Unibanco and its subsidiaries recorded provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision were as follows:

	Unibanco	Unibanco Consolidated
Balance at March 31, 2002	**698,764**	**1,554,841**
Provisions for acquired companies	-	2,122
Provision charged	64,769	119,996
Payments	(15,765)	(18,827)
Reversal of provisions	-	(26,804)
Balance at June 30, 2002	**747,768**	**1,631,328**

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suit, including those relating to the constitutionality of certain taxes and the potential liability is fully provided.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against Unibanco and its subsidiaries on a variety of matters, including previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Bandeirantes shareholders' claims

Certain former minority shareholders of Banco Bandeirantes S.A. (Bandeirantes) have initiated lawsuits against Bandeirantes, Caixa Geral de Depósitos, former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have also filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

13. Other Liabilities

(a) Subordinated debt

The step-up subordinated callable notes in the amount of R$577,917 (US$200,000 thousand) in Unibanco and R$577,733 in Unibanco Consolidated were issued in April 30, 2002 by Grand Cayman branch. The notes have a ten-years term, pay interest semi-annually and can be totally, but not partially, redeemed on April 30, 2007 or on each subsequent date of payment of interest. The notes bear a coupon of 9.375% per annum in the first five years and 11.79% per annum thereafter.

Amounts expressed in thousands of Reais

(b) Sundry

	Unibanco	Unibanco Consolidated
Technical provisions for insurance, capitalization and retirement plans	-	2,565,067
Payable to merchants - credit card	-	1,221,897
Sale of rights of receipt of future flow of payment orders abroad (1)	1,137,760	1,137,760
Provision for labor and civil litigation	381,291	714,783
Payable related to insurance	-	260,805
Provisions for personnel and administrative expenses	168,164	247,691
Accounts payable for purchase of assets	164,874	165,458
Payable for official agreement	72,925	72,925
Amounts payable to associated company	39,408	-
Other	622,464	379,060
Total	**2,586,886**	**6,765,446**
Short-term	**964,996**	**3,142,704**
Long-term	**1,621,890**	**3,622,742**

(1) Amount received on May 31, 2002 related to the sale of rights of receipt of future flow of payment orders receivable from Unibanco from its overseas correspondent banks, totaling US$400,000 thousand, with charge of Libor plus 0.57% per annum, paid quarterly and final maturity in March, 2009.

14. Stockholders' Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	75,568,744,349	-	75,568,744,349
Preferred	62,978,067,863	2,339,021,106	65,317,088,969
Total	**138,546,812,212**	**2,339,021,106**	**140,885,833,318**

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class "B" preferred share issued by Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each *Global Depositary Share* (GDS) is represented by 500 *Units*, and is traded in the international market.

(b) Dividends and interest on own capital

All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank's annual net income as stated in the statutory accounting records, adjusted for transfers to the legal reserve.

On July 24, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2002 in the amount of R$160,012 representing R$1.1047 per 1,000 common shares and R$1.2152 per 1,000 preferred shares. The payment of the dividends was made as from July 31, 2002 and corresponding to 35.45% of the net income for the semester, after deduction of legal reserve.

For each *Unit* there were dividends of R$2.3352 per 1,000, of Units attributed, R$1.1200 from Holdings and R$1.2152 from Unibanco. For each GDS there were dividends of R$1.16760 attributed.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

Amounts expressed in thousands of Reais

(d) Treasury stocks and Buy-back program

During the first quarter, 41,400,000 preferred shares issued by Unibanco were repurchased by an average price of R$52.67. The minimum and maximum acquisition prices were R$52.30 and R$53.53, respectively, based on approval of the Board of directors of Unibanco and Holdings on December 27, 2001.

The fair value of treasury stocks at June 30, 2002, based on *Unit* price at June 28, 2002 in the São Paulo Stock Exchange was R$108,437.

(e) Prior year adjustments

Prior year adjustments recorded in the six-month period ended June 30, 2002, in the amount of R$77,419, are mainly related to the adjustments of trading securities and derivative instruments, that did not meet the hedge accounting criteria as stated in Note 4 (d) and 19 (c).

15. Adjusted Net Income

The adjusted net income presented in the table 7005 and 7009 is composed as follows:

	Unibanco	Unibanco Consolidated
Net income	**253,104**	**253,104**
Adjusts to net income	**(389,579)**	**99,169**
Depreciation and amortization	47,621	87,447
Goodwill on acquisition of subsidiary companies	23,425	25,216
Exchange gain on foreign investments	(213,530)	1,587
Provision for losses on investments	(146)	(163)
Equity in results of subsidiary and associated companies	(235,682)	12,918
Provision of foreclosed assets	(11,267)	(27,836)
Adjusted net income	**(136,475)**	**352,273**

16. Income Tax and Social Contribution

(a) Deferred tax assets

	Unibanco	Unibanco Consolidated
Provision for loan losses	502,239	702,350
Other provisions not currently deductible	348,875	752,318
Merged companies balance	-	3,782
Tax benefit on reorganization of insurance holdings	-	21,298
Tax loss and negative basis of social contribution carry-forward	81,623	449,369
Deferred tax liabilities relating to excess depreciation on leased assets and revaluation reserve	-	(126,462)
Net deferred tax assets	**932,737**	**1,802,655**
Total assets	**932,737**	**1,809,184**
Total liabilities	**-**	**6,529**

Deferred tax assets recorded in "Other credits - sundry" are computed at the tax rates in effect at each balance sheet date. Deferred tax assets not recognized were R$117,500 in Unibanco Consolidated.

The deferred tax assets were classified in current and long-term assets in accordance with the expected realization time, which is up to 4 years in Unibanco and up to 5 years in Unibanco Consolidated

Amounts expressed in thousands of Reais

(b) Income tax and social contribution income (expenses)

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of profit sharing	177,892	266,201
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(60,483)	(90,509)
Adjustments to derive effective tax rate:		
Equity in the results of subsidiary and associated companies, net of income from foreign subsidiaries	69,075	(4,392)
Exchange gains on foreign branches and subsidiary companies	161,020	173,994
Interest on own capital paid (received)	(8,532)	6,127
Deferred tax assets not recognized	(21,556)	(24,394)
Permanent differences (net)	(64,312)	(32,237)
Income tax and social contribution for the quarter	**75,212**	**28,589**

17. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	4,528,207	4,686,436
Assets under management (mainly mutual investment funds)	19,449,597	20,055,548
Lease commitments	26,646	26,646

18. Related-Party Transactions (Unibanco)

Assets	
Interbank investments	3,011,579
Marketable securities and derivative financial instruments	100,132
Interbank accounts	190,995
Lending operations	668,926
Other credits	
. Income receivable	
Dividends and interest on own capital	264,516
Other	-
. Sundry	29,811
Acquisition of investment (Note 9 a (iii))	104,090
Liabilities	
Deposits	2,048,509
Securities sold under repurchase agreements	59,759
Resources from securities issued	
. Securities abroad	602,022
Interbank accounts	14,841
Borrowings	313,067
Derivative financial instruments	68,010
Other liabilities	
. Sundry	514,734
Revenues	
Lending operations	44.469
Marketable securities	71.062
Income from derivative financial instruments	(214.504)
Services rendered	26.909
Expenses	
Deposits and securities sold	(62.683)
Borrowings and onlendings	(8.012)
Other administrative expenses	(14.586)
Other operating expenses	(625)

The amounts above reflect operations between Unibanco and its subsidiary companies, and were eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Amounts expressed in thousands of Reais

Related-party transactions were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of the contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, capitalization plans, insurance operations, virtual bank and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

19. Financial Instruments

(a) Risk management

Unibanco continuously strives to improve its risk management practices, which was integrate into the various levels of organization. A separate department that is headed by chief financial officer is responsible for identifying, measuring and managing market, credit and operational risk institutional-wide. In addition, each business division have dedicated management staff. The risk committee composed of senior management evaluates the risks involved in activities and proposes risk management policies accordingly.

Market Risk

The policy regarding to market risk exposure is conservative. The market risk exposure of portfolio is independently supervised and controlled. All financial and principal non-financial subsidiaries are evaluated on a daily basis. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing of currency, maturity and interest rate mismatches. Securities, derivatives, loans and funding are analyzed on a consolidated basis. Derivatives play is an important role in managing asset and liability mismatches. Exposure limits for treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits suggested by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises. By trading in derivatives, the bank is able to achieve a lower credit risk exposure than would be achieved with a position in the corresponding cash instruments. The most common derivatives traded are future and term commitments and swap contracts.

The value at risk methodology is used to evaluate the market risk. Also is applied stress tests using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

(b) Financial instruments recorded in the financial statements compared to fair values at June 30, 2002 are as follows:

	Unibanco		Unibanco Consolidated	
	Book value	Fair value	Book value	Fair value
Assets				
Interbank deposits	6,061,262	6,059,992	3,167,679	3,166,409
Marketable securities	13,419,936	12,939,422	18,779,719	18,200,591
Lending operations	18,181,929	18,245,596	22,135,478	22,178,135
Liabilities				
Interbank deposits	995,956	995,962	61,330	60,543
Time deposits	12,846,740	12,844,160	13,676,530	13,673,950
Mortgage notes	441,107	440,605	455,668	455,166
Resources from securities issued abroad	3,794,478	3,732,142	3,503,910	3,433,655
Subordinated debt	577,917	492,585	577,733	492,428
Derivatives, net	27,940	27,940	(67,150)	(67,150)
Other liabilities (Note 13 (b))	1,137,760	760,137	1,137,760	760,137
Treasury stocks	88,948	108,437	88,948	108,437

The fair value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

Amounts expressed in thousands of Reais

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the period, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the period, for similar operations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on *Units* price at June 30, 2002 in the São Paulo Stock Exchange.

The fair value of derivatives was based, principally, on the average rate in effect on the market on the last business day of the period for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

(c) The current notional values and fair value of off-balance sheet derivative financial instruments at June 30 are as follows:

					Unibanco
	Current notional value	Notional at fair value	Net exposure	Net exposure at fair value	Market to market adjustment
Futures contracts	**(6,139,425)**	**(6,139,425)**	**(6,139,425)**	**(6,139,425)**	-
Purchase commitments	**3,194,190**	**3,194,190**	-	-	-
Currencies	798,306	798,306	-	-	-
Interbank interest rate	624,349	624,349	-	-	-
Exchange coupon	1,771,535	1,771,535	-	-	-
Sale commitments	**9,333,615**	**9,333,615**	**6,139,425**	**6,139,425**	-
Currencies	1,549,751	1,549,751	751,445	751,445	-
Interbank interest rate (1)	3,967,356	3,967,356	3,343,007	3,343,007	-
Exchange coupon	3,816,508	3,816,508	2,044,973	2,044,973	-
Term contracts	**702**	**702**	**702**	**702**	-
Assets position	**173,471**	**173,471**	**3,422**	**3,422**	-
Interbank interest rate (1)	85,947	85,947	-	-	-
Fixed interest rate	87,524	87,524	3,422	3,422	-
Liabilities position	**172,769**	**172,769**	**2,720**	**2,720**	-
Interbank interest rate	88,667	88,667	2,720	2,720	-
Fixed interest rate	84,102	84,102	-	-	-
Swap contracts	**(250,617)**	**(27,882)**	**(250,617)**	**(27,882)**	**222,735**
Assets position	**10,885,847**	**10,877,070**	**5,206,825**	**5,220,324**	**13,499**
Currencies	445,473	436,596	-	-	-
Interbank interest rate	6,714,660	6,714,660	4,482,263	4,482,263	-
Fixed interest rate	1,810,173	1,804,322	-	-	-
Other	1,915,541	1,921,492	724,562	738,061	13,499
Liabilities position	**11,136,464**	**10,904,952**	**5,457,442**	**5,248,206**	**209,236**
Currencies	4,854,720	4,699,841	4,409,247	4,263,245	146,002
Interbank interest rate	2,232,397	2,232,397	-	-	-
Fixed interest rate	2,858,368	2,789,283	1,048,195	984,961	63,234
Other	1,190,979	1,183,431	-	-	-
Foreign exchange swap contracts with periodic settlement	**(5,641)**	**(5,641)**	**(5,641)**	**(5,641)**	-
Assets position	**211,127**	**211,127**	-	-	-
Currencies	211,127	211,127	-	-	-
Liabilities position	**216,768**	**216,768**	**5,641**	**5,641**	-
Interbank interest rate	216,768	216,768	5,641	5,641	-
Option contracts	**1,445**	**1,445**	**1,445**	**1,445**	-
Purchase commitments	**16,495**	**16,495**	**1,495**	**1,495**	-
Shares	1,495	1,495	1,495	1,495	-
Index	15,000	15,000	-	-	-
Sale commitments	**15,050**	**15,050**	**50**	**50**	-
Shares	-	-	-	-	-
Index	15,050	15,050	50	50	-

Amounts expressed in thousands of Reais

					Unibanco Consolidated
	Current notional value	Notional at fair value	Net exposure	Net exposure at fair value	Market to market adjustment
Futures contracts	**(8,288,058)**	**(8,288,058)**	**(8,288,058)**	**(8,288,058)**	-
Purchase commitments	**3,490,045**	**3,490,045**	-	-	-
Currencies	874,394	874,394	-	-	-
Interbank interest rate	633,878	633,878	-	-	-
Exchange coupon	1,981,773	1,981,773	-	-	-
Sale commitments	**11,778,103**	**11,778,103**	**8,288,058**	**8,288,058**	-
Currencies	1,568,141	1,568,141	693,747	693,747	-
Interbank interest rate (1)	5,544,450	5,544,450	4,910,572	4,910,572	-
Exchange coupon	4,665,512	4,665,512	2,683,739	2,683,739	-
Term contracts	**6,770**	**6,770**	**6,770**	**6,770**	-
Assets position	**525,917**	**525,917**	**349,726**	**349,726**	-
Interbank interest rate (1)	438,393	438,393	349,726	349,726	-
Fixed interest rate	87,524	87,524	-	-	-
Liabilities position	**519,147**	**519,147**	**342,956**	**342,956**	-
Interbank interest rate	88,667	88,667	-	-	-
Fixed interest rate	430,480	430,480	342,956	342,956	-
Swap contracts	**(125,978)**	**67,292**	**(125,978)**	**67,292**	**193,270**
Assets position	**10,098,303**	**10,057,157**	**4,420,140**	**4,433,640**	**13,500**
Currencies	951,473	910,227	-	-	-
Interbank interest rate	5,869,786	5,869,786	3,687,081	3,687,081	-
Fixed interest rate	1,329,325	1,323,474	-	-	-
Other	1,947,719	1,953,670	733,059	746,559	13,500
Liabilities position	**10,224,281**	**9,989,865**	**4,546,118**	**4,366,348**	**179,770**
Currencies	3,586,088	3,428,305	2,634,615	2,518,078	116,537
Interbank interest rate	2,182,705	2,182,705	-	-	-
Fixed interest rate	3,240,828	3,171,744	1,911,503	1,848,270	63,233
Other	1,214,660	1,207,111	-	-	-
Foreign exchange swap contracts with periodic settlement	**(5,696)**	**(5,696)**	**(5,696)**	**(5,696)**	-
Assets position	**212,271**	**212,271**	-	-	-
Currencies	212,271	212,271	-	-	-
Liabilities position	**217,967**	**217,967**	**5,696**	**5,696**	-
Interbank interest rate	217,967	217,967	5,696	5,696	-
Option contracts	**869**	**869**	**869**	**869**	-
Purchase commitments	**16,495**	**16,495**	**919**	**919**	-
Shares	1,495	1,495	919	919	-
Index	15,000	15,000	-	-	-
Sale commitments	**15,626**	**15,626**	**50**	**50**	-
Shares	576	576	-	-	-
Index	15,050	15,050	50	50	-

(1) On June 30, 2002, Unibanco had R$4,053,302 future and term contracts accounted for at fair value and being recognized as cash flow hedges related to their time deposits indexed to interbank interest rate, and with an unrealized gains, net of applicable taxes, recorded in "Unrealized gains and losses – marketable securities and derivative financial instruments", as a separate component of stockholder's equity in the amount of R$21,213.

The operations above do not represent Unibanco's total exposure to market, currency and interest rate risks since they only consider the values of off-balance sheet derivative financial instruments.

The amounts of receivables under the swap contracts are R$255,683 in Unibanco and R$312,511 in Unibanco Consolidated and the amounts of payables are R$283,565 in Unibanco and R$245,219 in Unibanco Consolidated and are recorded in "Marketable securities and derivative financial instruments" recorded in "Derivative financial instruments" in current and long-term assets and as "Derivative financial instruments" in current and long-term liabilities, respectively.

The premiums over sale commitments of option contracts are R$19 in Unibanco and R$103 in Unibanco Consolidated and are recorded as "Derivative financial instruments".

Amounts expressed in thousands of Reais

The premiums paid to acquire option contracts totaled R$1 in Unibanco and Unibanco Consolidated and are recorded in "Marketable securities and derivative financial instruments" recorded in "Derivative financial instruments".

The premiums received from written swap option contracts totaled R$40 in Unibanco and Unibanco Consolidated, and are recorded in "Derivative financial instruments".

As a result of adoption of new rules established by Central Bank Circular 3082 and the supplemental regulation, the adjustments resulted from the new rules to recording and valuating the derivative financial instruments, using the fair value in December 31, 2001 of Unibanco and its subsidiaries, resulting in an effect in stockholders' equity in the amount of R$6,341 as a credit of "Retained earnings".

(d) Notional at fair value distributed by trade location

	Unibanco	Unibanco Consolidated
	Notional at fair value	
Future contracts		
Purchase commitments	**3,194,190**	**3,490,045**
BM&F	3,194,190	3,490,045
Sale commitments	**9,333,615**	**11,778,103**
BM&F	9,333,615	11,778,103
Term contracts		
Asset position	**173,471**	**525,917**
BM&F	173,471	525,917
Swap contracts		
Asset position	**10,877,070**	**10,057,157**
BM&F	2,037,878	2,394,822
CETIP (Clearing House for Custody and Financial Settlement of Securities)/ Counter	8,839,192	7,662,335
Foreign exchange swap contracts with periodic settlement		
Asset position	**211,127**	**212,271**
BM&F	211,127	212,271
Option contracts		
Purchase commitments	**16,495**	**16,495**
BM&F	15,000	15,000
Counter	1,495	1,495
Sale commitments	**15,050**	**15,626**
BM&F	15,050	15,050
Counter	-	576

The amount linked to guarantees rendered on BM&F transactions were R$820,537 in Unibanco and R$1,221,158 in Unibanco Consolidated and are represented by federal government securities.

Amounts expressed in thousands of Reais

(e) The maturities of derivative financial instruments recorded in off-balance sheet memorandum accounts are as follows:

	Unibanco			Unibanco Consolidated		
	Notional at fair value asset position	Notional at fair value liability position	Amounts receivables (payables)	Notional at fair value asset position	Notional at fair value liability position	Amounts receivables (payables)
Future contracts	**3,194,190**	**9,333,615**	**-**	**3,490,045**	**11,778,103**	**-**
Less than 3 months	798,306	3,907,424	-	946,025	4,483,214	-
Between 3 and 6 months	-	3,463,589	-	9,530	4,190,757	-
Between 6 months and 1 year	1,494,624	1,157,890	-	1,507,291	2,055,816	-
More than 1 year	901,260	804,712	-	1,027,199	1,048,316	-
Term contracts	**173,471**	**172,769**	**-**	**525,917**	**519,147**	**-**
Less than 3 months	34,243	34,201	-	212,390	212,175	-
Between 3 and 6 months	32,478	32,742	-	32,478	32,742	-
Between 6 months and 1 year	98,498	97,952	-	264,546	258,482	-
More than 1 year	8,252	7,874	-	16,503	15,748	-
Swap contracts	**10,877,070**	**10,904,952**	**(27,882)**	**10,057,157**	**9,989,865**	**67,292**
Less than 3 months	4,806,918	4,902,364	(95,446)	4,124,200	4,191,165	(66,965)
Between 3 and 6 months	1,453,405	1,470,487	(17,082)	1,515,468	1,524,048	(8,580)
Between 6 months and 1 year	1,738,368	1,743,841	(5,473)	1,920,823	1,921,219	(396)
More than 1 year	2,878,379	2,788,260	90,119	2,496,666	2,353,433	143,233
Foreign exchange swap contracts with periodic settlement	**211,127**	**216,768**	**-**	**212,271**	**217,967**	**-**
Between 3 and 6 months	198,647	203,880	-	198,647	203,880	-
Between 6 months and 1 year	12,480	12,888	-	12,480	12,888	-
More than 1 year	-			1,144	1,199	-
Option contracts	**16,495**	**15,050**	**1,445**	**16,495**	**15,626**	**869**
Less than 3 months	15,000	15,050	(50)	15,000	15,626	(626)
More than 1 year	1,495	-	1,495	1,495	-	1,495

20 Other Information

(a) "Other operating income" totaled R$194,263 in Unibanco and R$855,345 in Unibanco Consolidated and includes mainly foreign branches' and subsidiary companies' exchange rate variation, in the net amount of R$190,103 in Unibanco and R$228,264 in Unibanco Consolidated (see Note 9), interest on judicial deposits in the amount of R$586 in Unibanco and R$1,341 in Unibanco Consolidated and insurance, capitalization and retirement plans premiums in the amount of R$506,279 in Unibanco Consolidated.

(b) "Other operating expenses" totaled R$105,488 in Unibanco and R$713,692 in Unibanco Consolidated and includes mainly provisions for contingencies involving legal actions brought against the Bank, principally labor claims, in the amount of R$42,643 in Unibanco and R$50,079 in Unibanco Consolidated, amortization of goodwill on acquired subsidiaries in the amount of R$23,425 in Unibanco and R$25,216 in Unibanco Consolidated, changes in technical provisions for insurance, capitalization and retirement plans, in the amount of R$140,130, insurance claims in the amount of R$186,046, private retirement plans benefits expenses in the amount of R$96,991, insurance and private retirement plans selling and other expenses in the amount of R$36,219 and credit card selling expenses in the amount of R$55,432 in Unibanco Consolidated.

(c) Unibanco and part of its employees sponsor a "Free Benefits Generation Program" (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he /she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

During the quarter ended June 30, 2002, the contribution was R$88 in Unibanco and R$281 in Unibanco Consolidated.

(d) The Extraordinary Shareholders' Meeting held on October 31, 2001 approved the stock option program, denominated *Performance*. The objective of *Performance* is to foster the executives' long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents, Pursuant to the *Performance* program, the executives of Unibanco can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Amounts expressed in thousands of Reais

Up to June 30, 2002, Unibanco granted 622,200,000 stock options, in the form of Unit. The term of the exercise is between January 21, 2005 and April 15, 2008, at an average exercise price of R$93.19.

(e) Assets leased to third parties, in the amount of R$1,364,367, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,045,628 and the residual value received in advance from these lessees amounts to R$769,534, classified as reduction account of leasing operations. Assets leased from third parties are not relevant.

(f) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At June 30, 2002, the insurance coverage on properties and other assets in use totaled R$517,587 in Unibanco and R$1,104,421 in Unibanco Consolidated.

* * *

Amounts expressed in thousands of Reais

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	Percentage Holding (%)
01	Unibanco Representação e Participações Ltda.	50.654.920/0001-00	Holding	Non-Financial Institution	834,589,245	99.893
02	Unipart Participações Internacionais Ltd.	521028	Holding	Non-Financial Institution	1,322,400	100.000
03	Caixa Brasil Participações S.A.	04.085.359/0001-60	Holding	Non-Financial Institution	123,304,050,478	100.000
04	Banco Credibanco S.A.	33.461.468/0001-32	Credit Card	Financial Institution	410,707,532	98.883
05	Banco Fininvest S.A.	33.098.518/0001-69	Bank	Financial Institution	4,961	99.839
06	Banco Dibens S.A.	61.199.881/0001-06	Bank	Financial Institution	3,201,455,716	51.000
07	Unibanco Leasing S.A. - Arrendamento Mercantil	44.071.785/0001-69	Leasing	Financial Institution	264,919	99.999
08	Unibanco Corretora de Valores Mobiliários S.A.	33.764.366/0001-96	Security Broker	Financial Institution	60,000,000	100.000
09	Banco1.net S.A.	03.012.230/0001-69	Bank	Financial Institution	21,775,475	54.986
10	Unibanco Securities Ltd.	521120	Security Broker	Financial Institution	17,770,000	100.000
11	Unibanco Asset Management – Banco de Investimento S.A.	59.608.174/0001-84	Asset Management	Financial Institution	2,731,229	93,000
12	Unibanco Participações Internacionais Ltda.	02.011.721/0001-22	Holding	Non-Financial Institution	9,117	99.989

Amounts expressed in thousands of Reais

7016 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	Fair Value	Book Value
00.0.0.01.01.00	National Treasury Securities	64.48	2,671,480.37	604,784.40	2,481,149.97	444,995.01	335,466.23	6,179,461.27	6,537,940.46
00.0.0.01.02.00	Brazilian Central Bank Securities	-	1,992,892.42	308,492.80	920,009.45	178,903.51	-	3,330,932.16	3,400,298.18
00.0.0.01.05.00	Time Deposits	-	-	45,934.86	-	-	-	45,934.86	45,934.86
00.0.0.01.07.00	Mortgage Notes		640.57	334.43	15.78	81,266.63		82,257.31	82,257.31
00.0.0.01.08.00	Debentures		32,029.29	134,248.70	570,577.11	607,781.42	704,003.02	2,048,639.54	2,048,639.54
00.0.0.01.09.00	Listed Companies Equity Securities	148,379.80	-	-	-	-	-	148,379.80	148,379.80
00.0.0.01.10.00	Non-listed Companies Equity Securities	3,212.78	-	-	-	-	-	3,212.78	3,212.78
00.0.0.01.11.00	Other	-	172,492.96	269,005.86	197,464.51	283,071.59	231,238.37	1,100,604.72	1,153,273.29
00.0.0.01.00.00	**TOTAL**	**151,657.06**	**4,869,535.61**	**1,362,800.95**	**4,169,216.82**	**1,596,018.16**	**1,270,707.62**	**12,939,422.44**	**13,419,936.22**

7017 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years
00.0.0.01.01.00	Own Portfolio	151,592.58	840,155.37	535,278.06	1,109,524.06	919,655.78	877,795.93
00.0.0.01.02.00	Subject to Repurchase Commitments	-	2,901,799.78	797,639.17	1,350,730.26	554,166.02	392,911.69
00.0.0.01.04.00	Linked to Brazilian Central Bank	-	587,318.18	-	1,500,606.14	-	-
00.0.0.01.05.00	Certificates of privatization	64.48	-	-	-	-	-
00.0.0.01.06.00	Linked to Guarantees Rendered	-	540,262.28	29,883.72	208,356.36	122,196.36	-
00.0.0.01.00.00	**Total**	**151,657.06**	**4,869,535.61**	**1,362,800.95**	**4,169,216.82**	**1,596,018.16**	**1,270,707.62**

Amounts expressed in thousands of Reais

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits	
Code	Description	Amount	% on the total	Amount	% on the total	Allowance for loan losses	Amount	% on the total
00.0.0.01.01.00	10 largest borrowers/clients	1,909,950.64	54.86	2,988,373.07	14.17	6,106.76	3,677,882.75	17.80
00.0.0.01.02.00	Next 50 largest borrowers/clients	1,557,598.77	44.74	5,432,081.95	25.75	139,231.69	2,813,797.55	13.62
00.0.0.01.03.00	Next 100 largest borrowers/clients	14,148.17	0.40	3,351,696.70	15.89	147,219.61	1,786,552.10	8.65
00.0.0.01.04.00	Other	-	-	9,324,109.61	44.19	766,988.66	12,380,500.98	59.93
00.0.0.01.00.00	**Total**	**3,481,697.58**	**100.00**	**21,096,261.33**	**100.00**	**1,059,546.72**	**20,658,733.38**	**100.00**

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

			Current				
Code	Description	Credits in arrears over 15 days	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years
00.1.1.00.00.00	**Public Sector**	**-**	**-**	**30,622.20**	**60,085.47**	**60,085.47**	**150,213.67**
00.1.1.02.00.00	Corporate Activity	-	-	30,622.20	60,085.47	60,085.47	150,213.67
00.1.1.02.01.00	Manufacturing	-	-	30,622.20	60,085.47	60,085.47	150,213.67
00.1.4.00.00.00	**Private Sector**	**433,952.81**	**7,388,904.44**	**6,722,258.51**	**3,827,537.02**	**1,442,829.49**	**979,763.20**
00.1.4.01.00.00	Agricultural	6,774.44	180,486.74	332,644.20	81,166.70	34,230.92	68,748.52
00.1.4.02.00.00	Manufacturing	51,043.54	2,660,659.30	2,603,377.24	1,707,653.01	595,819.06	426,481.39
00.1.4.03.00.00	Trade	65,247.58	1,289,007.28	272,506.47	232,403.46	132,968.28	49,677.29
00.1.4.04.00.00	Financial Services	652.01	184,456.95	654,351.48	25,739.89	4,846.28	4,750.09
00.1.4.05.00.00	Other Services	115,381.50	1,452,509.06	1,794,314.19	889,610.64	551,874.82	230,531.46
00.1.4.06.00.00	Individuals	179,403.02	1,594,225.67	1,006,457.88	751,913.92	20,711.82	821.17
00.1.4.07.00.00	Residential Construction loans	15,450.72	27,559.44	58,607.05	139,049.40	102,378.31	198,753.28
00.1.5.00.00.00	**Foreign Clients**	**-**	**1.31**	**7.74**	**-**	**-**	**-**
00.1.0.00.00.00	**Total**	**433,952.81**	**7,388,905.75**	**6,752,888.45**	**3,887,622.49**	**1,502,914.96**	**1,129,976.87**

Amounts expressed in thousands of Reais

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

Code	Description	Contracted Credits	Amortized Credits	Loan Charge-Offs	Loan Recoveries	Renegotiated Credits
00.1.4.00.00.00	**Private Sector**	**18,341,802.58**	**18,127,771.13**	**162,027.00**	**44,796.46**	**209,490.01**
00.1.4.01.00.00	Agricultural	222,994.12	287,249.50	-	-	-
00.1.4.02.00.00	Manufacturing	5,027,889.38	5,076,560.75	51,333.74	4,301.13	12,289.30
00.1.4.03.00.00	Trade	2,901,886.32	2,778,912.36	10,464.63	5,230.88	27,115.21
00.1.4.04.00.00	Financial Services	2,044,163.71	2,291,104.48	194.53	30.09	466.21
00.1.4.05.00.00	Other Services	3,275,207.85	2,981,544.55	62,423.54	31,430.57	26,082.63
00.1.4.06.00.00	Individuals	4,611,473.68	4,545,753.15	33,457.82	3,267.59	141,816.79
00.1.4.07.00.00	Residential Construction Loans	258,187.52	166,646.34	4,152.74	536.20	1,719.87
00.1.5.00.00.00	**Foreign Clients**	**596.90**	**19.32**	-	-	-
00.1.0.00.00.00	**Total**	**18,342,399.48**	**18,127,790.45**	**162,027.00**	**44,796.46**	**209,490.01**

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

Code	Description	Demand Deposits – Private Sector – Private companies	Demand Deposits – Private Sector – Individuals	Time Deposits – Private Sector – Private companies	Time Deposits – Private Sector – Individuals
00.0.1.01.00.00	**Local**	**1,698,211.95**	**257,565.05**	**10,620,567.98**	**1,959,439.54**
00.0.1.01.01.00	The North	8,520.10	1,447.53	3,547.71	6,007.35
00.0.1.01.02.00	The Northeast	28,713.88	4,634.96	59,732.65	65,564.85
00.0.1.01.03.00	The Southeast	1,617,496.87	242,311.83	10,265,624.88	1,762,253.97
00.0.1.01.04.00	The Middle-west	16,948.31	3,378.93	104,103.27	20,678.67
00.0.1.01.05.00	The South	26,532.79	5,791.80	187,559.47	104,934.70
00.0.1.02.00.00	**Abroad**	**79,123.51**	**238.62**	**266,732.05**	-
00.0.1.00.00.00	**Total**	**1,777,335.46**	**257,803.67**	**10,887,300.03**	**1,959,439.54**

Code	Description	Savings Deposits – Private Sector – Private companies	Savings Deposits – Private Sector – Individuals	Lending Operation Portfolio
00.0.1.01.00.00	**Local**	**132,787.24**	**4,648,111.14**	**18,711,879.17**
00.0.1.01.01.00	The North	797.44	15,885.89	11,678.01
00.0.1.01.02.00	The Northeast	1,482.70	62,157.90	171,112.72
00.0.1.01.03.00	The Southeast	128,547.69	4,477,475.50	17,917,760.61
00.0.1.01.04.00	The Middle-west	455.62	23,294.42	166,393.66
00.0.1.01.05.00	The South	1,503.79	69,297.43	444,934.17
00.0.1.02.00.00	**Abroad**	-	-	**2,384,382.16**
00.0.1.00.00.00	**Total**	**132,787.24**	**4,648,111.14**	**21,096,261.33**

62

Amounts expressed in thousands of Reais

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

Code	Description	Amounts by Risk Level AA	A	B	C	D
00.0.0.01.01.00	Hot-money	4,979.71	2,202.76	6,302.16	2,400.10	-
00.0.0.01.02.00	Loans	3,648,388.91	1,097,177.27	662,715.68	1,398,135.51	291,997.04
00.0.0.01.03.00	Discounted Loans, Notes and Bills	45,134.03	47,188.99	46,242.99	20,595.01	1,210.43
00.0.0.01.04.00	Overdraft Loans	593,351.90	541,555.96	125,836.40	52,865.80	1,083.48
00.0.0.01.05.00	Individual Loans	590,989.08	21,696.60	29,256.23	23,082.19	11,384.38
00.0.0.01.06.00	Individual Financing	611,252.30	40,420.79	36,127.37	45,400.66	14,068.06
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	619,691.45	325,713.68	122,420.11	180,635.79	3,919.42
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	178,162.74	63,286.71	77,078.86	74,568.25	75.60
00.0.0.01.09.00	Vendor	229,330.07	95,507.40	23,737.37	74,782.51	6.25
00.0.0.01.10.00	Purchase Financing	58,591.98	184,311.69	30,098.63	6,835.68	-
00.0.0.01.11.00	Agricultural	302,571.23	186,454.95	106,697.99	19,377.03	3,645.50
00.0.0.01.12.00	Real Estate Loans	408,279.34	40,438.19	31,197.57	37,836.49	10,301.93
00.0.0.01.15.00	Other Financing	3,030,407.07	1,388,628.34	819,004.18	1,062,296.45	17,124.59
00.0.0.01.16.00	Leasing Financing	-	101.85	-	-	-
00.0.0.01.19.00	Other Loans	53,489.62	40,392.02	22,702.10	104,256.47	813.34
00.0.0.01.00.00	**Total**	**10,374,619.43**	**4,075,077.20**	**2,139,417.64**	**3,103,067.94**	**355,630.02**

Code	Description	Amounts by Risk Level E	F	G	H	Total	Total Guaranteed
00.0.0.01.01.00	Hot-money	-	-	71.39	496.18	16,452.30	-
00.0.0.01.02.00	Loans	164,063.87	139,673.90	189,568.73	290,887.94	7,882,608.85	715,049.51
00.0.0.01.03.00	Discounted Loans, Notes and Bills	1,032.42	604.09	597.06	5,670.72	168,275.74	139,066.16
00.0.0.01.04.00	Overdraft Loans	616.95	-	19.57	64.52	1,315,394.58	-
00.0.0.01.05.00	Individual Loans	7,574.74	6,480.25	5,844.91	34,978.83	731,287.21	-
00.0.0.01.06.00	Individual Financing	7,324.07	5,123.58	3,912.56	17,010.73	780,640.12	774,828.31
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	3,026.90	-	3.47	100.99	1,255,511.81	503,761.38
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	-	-	76.24	1,169.04	394,417.44	158,256.00
00.0.0.01.09.00	Vendor	-	-	-	-	423,363.60	-
00.0.0.01.10.00	Purchase Financing	-	-	-	-	279,837.98	-
00.0.0.01.11.00	Agricultural	36,169.71	19.28	2,804.73	46,311.10	704,051.52	593,606.43
00.0.0.01.12.00	Real Estate Loans	5,996.96	6,924.86	2,995.20	28,530.13	572,500.67	563,373.55
00.0.0.01.15.00	Other Financing	14,352.96	4,362.57	916.16	3,550.38	6,340,642.70	3,473,005.84
00.0.0.01.16.00	Leasing Financing	-	-	-	-	101.85	-
00.0.0.01.19.00	Other Loans	553.99	843.06	531.39	7,592.97	231,174.96	49,424.07
00.0.0.01.00.00	**Total**	**240,712.57**	**164,031.59**	**207,341.41**	**436,363.53**	**21,096,261.33**	**6,970,371.25**

Amounts expressed in thousands of Reais

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

Code	Description	Fixed Rate	Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate	Dollar	Other
00.0.0.01.01.00	Lending Operations	6,861,252.32	2,247,188.17	727,998.66	5,357,832.05	4,020,784.07
00.0.0.01.02.00	Leasing Operations	101.85	-	-	-	-
00.0.0.01.03.00	Other	110,931.79	10,128.81	817.20	1,738,156.78	21,069.63
00.0.0.01.00.00	**Total**	**6,972,285.96**	**2,257,316.98**	**728,815.86**	**7,095,988.83**	**4,041,853.70**

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies	
Code	Description	Related Parties	Non-Related Parties	Related Parties	Non-Related Parties
00.0.0.01.01.00	Assignment of loan with co-obligation	8,467.46	-	-	-
00.0.0.01.02.00	Assignment of loan without co-obligation	-	-	-	5,554.04
00.0.0.01.00.00	**Total**	**8,467.46**	**-**	**-**	**5,554.04**

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B	
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount
00.0.0.01.01.00	Up to R$ 10,000.00	3,120.22	2,149,173.08	232.69	121,937.10	148.54	131,435.88
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	32.83	444,228.01	3.04	42,895.45	3.05	43,009.83
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	12.99	400,227.47	2.37	77,271.06	2.04	66,501.56
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	4.11	283,420.87	1.53	111,457.66	0.99	72,664.19
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	2.70	559,076.59	1.71	360,577.30	1.08	229,686.84
00.0.0.01.06.00	Over to R$ 500,000.00	1.49	6,538,493.41	0.77	3,360,938.63	0.42	1,596,119.34
00.0.0.01.00.00	**Total**	**3,174.34**	**10,374,619.43**	**242.11**	**4,075,077.20**	**156.12**	**2,139,417.64**

		C		D		E	
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount
00.0.0.01.01.00	Up to R$ 10,000.00	144.64	183,417.78	92.70	139,493.07	43.69	69,199.93
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	3.98	54,866.62	2.80	38,476.05	1.31	18,063.39
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.80	54,664.36	1.26	37,643.44	0.53	15,410.57
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.57	39,881.14	0.26	17,801.19	0.12	8,561.52
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.65	143,652.89	0.20	39,088.23	0.08	16,077.10
00.0.0.01.06.00	Over to R$ 500,000.00	0.49	2,626,585.15	0.04	83,128.04	0.02	113,400.06
00.0.0.01.00.00	**Total**	**152.13**	**3,103,067.94**	**97.26**	**355,630.02**	**45.75**	**240,712.57**

Amounts expressed in thousands of Reais

		F		G		H	
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount
00.0.0.01.01.00	Up to R$ 10,000.00	36.25	56,119.79	29.25	46,790.43	105.96	137,054.86
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	1.04	14,205.81	0.91	12,389.83	2.50	34,350.07
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.45	13,349.04	0.39	11,376.31	1.23	36,795.31
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.10	7,248.65	0.10	6,931.62	0.42	29,065.10
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.05	10,863.30	0.06	10,076.20	0.21	40,852.43
00.0.0.01.06.00	Over R$ 500,000.00	0.02	62,245.00	0.03	119,777.02	0.05	158,245.76
00.0.0.01.00.00	**Total**	**37.91**	**164,031.59**	**30.74**	**207,341.41**	**110.37**	**436,363.53**

7026 - FIXED ASSETS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter
00.0.1.01.00.00	Furniture and Equipment	1,043.24	60.61	-	1,103.85
00.0.1.03.00.00	Land and Buildings in Use	111,888.80	3,394.17	1,251.10	114,031.87
00.0.1.03.01.00	Land and Buildings	111,888.80	3,394.17	1,251.10	114,031.87
00.0.1.04.00.00	Furniture and Equipment	73,583.03	6,085.00	3,222.06	76,445.97
00.0.1.05.00.00	Other	264,659.60	12,109.57	20,168.24	256,600.93
00.0.1.00.00.00	**Total**	**451,174.67**	**21,649.35**	**24,641.40**	**448,182.62**

7027 - FUNDING BY MATURITY

		Maturity						
Code	Description	No stated maturity	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years	Over 15 years
00.0.1.01.00.00	**Deposits**	**6,816,037.51**	**4,347,984.69**	**1,619,888.39**	**7,719,873.35**	**154,949.44**	-	-
00.0.1.01.01.00	Demand Deposits	2,033,688.99	-	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	3,452,484.75	1,519,440.25	7,719,865.13	154,949.44	-	-
00.0.1.01.03.00	Savings Deposits	4,780,898.38	-	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	895,499.94	100,448.14	8.22	-	-	-
00.0.1.01.05.00	Foreign Deposits	1,450.14	-	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under Repurchase Agreements	-	6,311,355.21	-	-	-	-	-
00.0.1.03.00.00	Local Borrowings	-	113.34	337.27	412.97	448.58	173.26	-
00.0.1.04.00.00	Foreign Borrowings	-	2,374,177.51	2,560,642.56	925,719.30	13,020.84	1,485.29	-
00.0.1.05.00.00	Local Onlendings	-	349,070.70	919,944.73	1,535,068.83	926,286.34	763,326.14	13,332.17
00.0.1.08.00.00	Subordinated Debt	-	-	-	-	-	577,916.90	-
00.0.1.00.00.00	**Total**	**6,816,037.51**	**13,382,701.45**	**5,100,812.95**	**10,181,074.45**	**1,094,705.20**	**1,342,901.59**	**13,332.17**

Amounts expressed in thousands of Reais

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group		
Code	**Description**	**Required**	**Situation**	**Excess / Deficiency**	**Required**	**Situation**	**Excess / Deficiency**
00.0.0.01.00.0	Required Stockholders' Equity Compatible with the Degree of Risk of Assets (Brazil index)	-	-	-	5,673,657.41	6,921,242.21	1,247,584.80
00.0.0.01.01.00	Credit Risk	-	-	-	5,201,450.42	-	-
00.0.0.01.02.00	Foreign Currency Market Risk	-	-	-	375,856.00	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	96,350.99	-	-
00.0.0.02.00.00	Fixed Assets Ratio				4,130,890.97	4,019,493.61	(111,397.36)
00.0.0.03.00.00	Minimum Regulatory Stockholders' Equity Required	752,440.00	6,566,455.39	5,814,015.39	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	752,440.00	3,690,601.81	2,938,161.81	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

Item	Branch Code	Branch Name	Assets	Liabilities	Net Income (Loss) for the Period (+/-)
1	5385500	Patriarca	43,153,420.49	37,806,369.84	(491,051.62)
2	80026000	Ilhas Cayman/Grand Cayman	7,432,137.74	6,632,444.71	36,557.90
3	80085500	Nassau/Bahamas	5,642,139.88	5,167,553.92	28,314.05
4	8902700	Business Center Paulista	1,362,712.96	1,377,970.21	51,798.49
5	9631700	Business Center Rio	511,701.97	519,128.07	5,424.05
6	960740	Business Center Santo Amaro	334,164.55	339,107.78	11,805.20
7	14198300	Santos Dumont	242,858.29	251,797.70	8,312.05
8	5733800	Carijós	229,828.55	231,372.69	7,351.40
9	12250400	São Bernardo do Campo	228,935.76	222,507.33	4,277.02
10	782900	Brooklin	211,501.53	203,982.60	7,766.11

Amounts expressed in thousands of Reais

7030 - CHARGES AND TAXES

Code	Description	TOTAL
00.0.0.01.01.00	Social Security	47,619.11
00.0.0.01.02.00	Private Retirement	87.09
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	19,267.17
00.0.0.01.05.00	Compensation for Hired Employees	10,356.79
00.0.0.01.06.00	Labor Insurance Claims Premiums	1,599.55
00.0.0.01.07.00	Other Employees Benefits	38,624.29
00.0.0.01.00.00	**TOTAL CHARGES**	**117,554.00**
00.0.0.02.01.00	IOF (Tax on Financial Operations)	42,842.64
00.0.0.02.02.00	Income Taxes	121,280.04
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	275,305.82
00.0.0.02.04.00	PIS/PASEP (Employee's Profit Participation Program)	5,009.07
00.0.0.02.05.00	Taxes for Social Security Financing	23,118.83
00.0.0.02.06.00	ISS (Municipal Services Tax)	11,495.02
00.0.0.02.07.00	Other	2,485.08
00.0.0.02.00.00	**TOTAL TAXES**	**481,536.50**

7031 – CORRESPONDENT BANKS TRANSACTIONS

Code	Description	For the Reference Quarter	
		Quantity (by thousand)	Transaction
00.0.0.01.01.00	Demand Deposits	92,221.00	1,438,556.99
00.0.0.01.06.00	Collections	41,112.00	66,800.07
00.0.0.01.00.00	**Total**	**133,333.00**	**1,505,357.06**

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction
00.0.1.01.00.00	Clearing Check	35,970,057	24,600,106.78
00.0.1.01.01.00	Conventional System	54,204	115,113.27
00.0.1.01.02.00	Electronic System	35,915,853	24,484,993.51
00.0.1.02.00.00	Electronic Draft	61,269	34,713.76
00.0.1.03.00.00	Electronic Transfers	340,471	439,226.30
00.0.1.04.00.00	Electronic Collection	19,160,907	10,916,169.23
00.0.1.00.00.00	**Total**	**55,532,704**	**35,990,216.07**

Deloitte Touche Tohmatsu
Rua Bela Cintra, 881
01415-910 - São Paulo - SP
Brasil

Telefone : (11) 3150-1800
Fac-simile: (11) 3258-8456
www.deloitte.com.br

Deloitte Touche Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1. We have reviewed the accompanying quarterly financial information (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. as of and for the quarter ended June 30, 2002, consisting of the balance sheet and the related statements of income, changes in stockholders' equity and changes in financial position, as well as the accounting information included in schedules 7014, 7016 to 7019, 7023 to 7027, 7029, 7030 and 7034 to 7039 for the quarter then ended. These financial statements and the accounting information included in the above-mentioned schedules are the responsibility of the Bank's management.

Our review was conducted in accordance with specific rules established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Bank personnel in charge of the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Bank.

3. The financial statements of consolidated subsidiaries described in item 8 of the Note 9 of the schedule 7014, for the six-month period ended June 30, 2002, were reviewed by other auditors whose report has been furnished to us, and our report, insofar as it relates to the amounts included for these subsidiary companies, is based solely on the reports of the other auditors.

4. Based on our review and on the report of other auditors, we are not aware of any material modifications that should be made to the quarterly financial information referred to above in order for them to be in conformity with accounting practices established by Brazilian Corporate Law and specific standards issued by the Central Bank of Brazil, specifically applied to the preparation of the quartely financial information.

5. The quarterly financial information also includes supplemental accounting information required by the Central Bank of Brazil regarding the combined financial statements called "Financial Group" and "Financial Economic Group (CONEF)", consisting of the combined balance sheet as of June 30, 2002 of the Financial Group and of the Financial Economic Group (CONEF) and the related combined statements of income and changes in financial position for the quarter then ended, as included in schedules 7011 and 7012, of the Financial Group. The same review procedures stated in Paragraph 2 were applied to these combined financial statements and, based on our review, we are not aware of any material modifications that should be made to these combined financial statements in order for them to be in conformity with rules issued by the Central Bank of Brazil.

6. The purpose of the review of the quarterly financial information was to issue a report on the accounting information included on the quarterly financial information referred in Paragraph 1, taken as a whole. Schedules 7020 to 7022, 7028, 7031 and 7032, included in the quarterly financial information, are intended to provide supplemental information on the Bank as required by the Central Bank of Brazil and are not required to be an integral part of the financial statements. The accounting information included on these schedules were subjected to the same review procedures as stated in Paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to the schedules in order for them to be in accordance with the quarterly financial information referred to in Paragraph 1, taken as a whole.

7. As mentioned in Note 3c of the schedule 7014, the Bank has adopted the new criteria established by the Central Bank of Brazil for recording and evaluating marketable securities and derivative financial instruments.

8. We performed the review of the quarterly financial information for the quarter ended June 30, 2002 together with the audit of the financial statements (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. for the same date, and issued an unqualified opinion thereon, dated August 12, 2002.

9. This quarterly financial information has been translated into English solely for the convenience of the readers.

São Paulo, August 12, 2002

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC No. 2 SP 011609/O-8

Ariovaldo Guello
Accountant
CRC No. 1 SP 070483/O-4

Amounts expressed in thousands of Reais

7034 - PROVISIONS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter
00.0.0.01.00.00	**ASSETS**	**1,005,803.30**	**363,893.85**	**289,125.40**	**1,080,571.75**
00.0.0.01.02.00	Federal Government Securities	5,689.75	47.60	5,737.35	-
00.0.0.01.03.00	State and Municipal Securities	11,792.37	-	11,792.37	-
00.0.0.01.04.00	Marketable Equity Securities	6,627.26	11,993.20	18,620.46	-
00.0.0.01.05.00	Other Securities	71,277.21	5,591.88	76,869.09	-
00.0.0.01.06.00	Lending Operations	858,094.81	345,938.39	170,907.15	1,033,126.05
00.0.0.01.07.00	Leasing Operations	3.18	-	2.67	0.51
00.0.0.01.08.00	Other Credits	31,147.78	-	4,727.61	26,420.17
00.0.0.01.09.00	Investments	21,170.94	322.78	468.70	21,025.02
00.0.0.04.00.00	**LIABILITIES**	**698,763.90**	**64,769.07**	**15,765.11**	**747,767.86**
00.0.0.04.03.00	Labor Contingencies	231,284.10	32,015.90	9,624.63	253,675.37
00.0.0.04.04.00	Civil Contingencies	113,723.50	20,032.14	6,140.48	127,615.16
00.0.0.04.05.00	Other Contingencies	353,756.30	12,721.03	-	366,477.33

7035 - CAPITAL

Code	Description	Number of Shares (thousand)
00.0.1.00.00.00	**Shares**	**140,885,833.32**
00.0.1.01.00.00	**Capital**	**138,546,812.21**
00.0.1.01.01.00	Common Shares - Local Residents	75,192,614.13
00.0.1.01.02.00	Common Shares - Foreign Residents	376,130.22
00.0.1.01.03.00	Preferred Shares - Local Residents	17,508,737.91
00.0.1.01.04.00	Preferred Shares - Foreign Residents	45,469,329.95
00.0.1.02.00.00	**Treasury Shares**	**2,339,021.11**
00.0.1.02.02.00	Preferred Shares	2,339,021.11

7036 - CASH DIVIDENDS PAID

Item	Approval Date	Kind of Remuneration	Beginning of Payment	Share	Remuneration per Share/Quota
1	July 24, 2002	1 - Dividends	July 31, 2002	1 - Common	0.000001047000000
2	July 24, 2002	1 - Dividends	July 31, 2002	2 - Preferred	0.000001215200000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Not Applicable.

Amounts expressed in thousands of Reais

7038 - COMMITMENTS AND GUARANTEES

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter
00.0.0.01.00.00	**Guarantees Provided**	**4,131,403.51**	**668,745.71**	**445,432.28**	**4,354,716.94**
00.0.0.01.01.00	Financial Institutions Authorized to Operate by Brazilian Central Bank	179,023.24	76,707.44	102,963.03	152,767.65
00.0.0.01.02.00	Individuals and Non-Financial Companies	9,390.70	77,461.58	110.95	86,741.33
00.0.0.01.03.00	Others	3,942,989.57	514,576.69	342,358.30	4,115,207.96
00.0.0.02.00.00	**Co-Obligation for Credit Assignment**	**14,105.20**	**8,467.46**	**8,230.10**	**14,342.56**
00.0.0.02.01.00	Financial Institutions Authorize to Operate by Brazilian Central Bank	14,105.20	8,467.468,2	30.10	14,342.56

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

Code	Description	Head Office and Local Branches	Foreign Branches	Total
00.0.0.01.00.00	**ASSETS**	**3,213,174.95**	**8,238,406.58**	**11,451,581.53**
00.0.0.01.01.00	Cash And Due From Banks	530,353.64	22,294.67	552,648.31
00.0.0.01.02.00	Marketable Securities	-	1,834,852.15	1,834,852.15
00.0.0.01.03.00	Lending Operations	-	2,325,106.96	2,325,106.96
00.0.0.01.04.00	Other Credits	2,682,821.31	4,056,152.80	6,738,974.11
00.0.0.04.00.00	**LIABILITIES**	**5,549,591.00**	**9,960,546.52**	**15,510,137.52**
00.0.0.04.01.00	Deposits	1,450.14	1,331,836.13	1,333,286.27
00.0.0.04.02.00	Other Fundings	2,332,835.80	5,391,053.06	7,723,888.86
00.0.0.04.03.00	Borrowings	3,215,305.06	2,659,740.44	5,875,045.50
00.0.0.04.07.00	Subordinated debt	-	577,916.89	577,916.89

Code	Description	By Currency					
		Dollar	Euro	Pound	Swiss Franc	Yen	Other
00.0.0.01.00.00	**ASSETS**	**10,588,252.19**	**555,031.03**	**20,651.38**	**17,552.82**	**243,635.13**	**26,458.98**
00.0.0.01.01.00	Cash And Due From Banks	305,240.54	190,896.84	18,931.51	8,705.55	6,493.91	22,379.96
00.0.0.01.02.00	Marketable Securities	1,694,621.65	123,949.81	-	-	12,335.73	3,944.96
00.0.0.01.03.00	Lending Operations	2,131,278.89	-	-	-	193,828.07	-
00.0.0.01.04.00	Other Credits	6,457,111.11	240,184.38	1,719.87	8,847.27	30,977.42	134.06
00.0.0.04.00.00	**LIABILITIES**	**14,418,453.28**	**564,229.58**	**19,817.53**	**31,440.27**	**119,063.04**	**357,133.82**
00.0.0.04.01.00	Deposits	1,331,781.29	1,504.70	-	-	-	0.28
00.0.0.04.02.00	Other Fundings	7,032,481.62	344,503.46	3,528.36	5,044.27	32,530.02	305,801.13
00.0.0.04.03.00	Borrowings	5,476,273.48	218,221.42	16,289.17	26,396.00	86,533.02	51,332.41
00.0.0.04.07.00	Subordinated debt	577,916.89	-	-	-	-	-

Amounts expressed in thousands of Reais

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Net Income and Stockholders'Equity

Unibanco's net income during the second quarter of 2002 reached R$253 million and net income per 1,000 shares were R$1.83.

In July, Unibanco distributed R$160.0 million in dividends to its stockholders as an advance on the distribution of 2002 dividends. Such distribution represented a payout of 35.5% after setting aside 5% as legal reserve, above the 25% minimum payout required by the Brazilian Corporate Law and aligned with the bank's statutory payout of 35%.

Stockholders' equity stood at R$6.3 billon in June 2002. The book value per 1,000 shares reached R$45.20 at the end of the period. Annualized return on average stockholders' equity was 16.0% for the first semester of 2002.

Capital Adequacy Ratio

The Basel capital adequacy ratio, in accordance with Central Bank guidelines, stood at 13.4% in June 2002, against 14.4% in June 2001, above the minimum required. Unibanco issued subordinated debt amounting to US$200 million in April 2002, which was included in the bank's capital base as Tier II.

Assets and Liabilities

Unibanco's consolidated total assets reached R$63.3 billion in June 2002 and R$26.3 billion of Unibanco's assets were loans, R$19.1 billion were marketable securities and derivatives financial instruments (issued primarily by the federal government) and R$4.5 billion were interbank investments.

The portfolio of marketable securities at amortized cost reached a total of R$19.4 billion in June 2002, being 39.2% in trading securities, 32.0% in securities available for sale and 28.8% in securities held to maturity, as explained in detail in the notes to the financial statements.

In June 2002, the R$26.3 billion total loan portfolio.

Unibanco's overall funding reached R$69.9 billion, including R$20.1 billion in investment funds and funds under management as of June 30, 2002.

Demand deposits, savings accounts and time deposits, reaching balances of R$2.7 billion, R$5.0 billion and R$13.7 billion, respectively. Both time and demand deposits rose primarily because of the migration from investment funds in the second quarter, due to the change of the rules for fixed income funds. It is important to recall that, in the second quarter, when this change was implemented, the increase in deposits was 2.6 times greater than fund migration.

Performance Overview

The revenues from financial intermediation reached R$6.3 billion in the semester. Expenses from financial intermediation, in turn, reached R$3.5 billion and provisions for loan losses totaled R$1.0 billion. The revenues and expenses on financial intermediation were mostly affected by the foreign exchange fluctuation. Results from financial intermediation before provisions for loan losses totaled R$2.8 billion.

Revenues from services rendered reached R$1.2 billion in the semester, reflecting the progress of revenues from banking fees and commissions – the result of the customer base increase and the greater activation ratio, as well as of greater product penetration per customer – and also of the favorable performance posted by the credit card segment.

Administrative and personnel expenses reached R$2.0 billion in the semester.

Main Performance Ratios

In the first semester of 2002, efficiency ratio stood at 54.1%.

At the end of June 2002, the Unibanco Group, including its subsidiaries, had 27,808 employees.

In the first semester of 2002, annualized financial margin was 11.3%.

72